SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 16, 2006
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on February 16, 2006

Amsterdam • 16 February 2006
ING Group net profit rises 25.3% to EUR 7,210 million in 2005
Delivering value for our shareholders through higher returns and profitable growth
•	Earnings per share increase 22.7% from EUR 2.71 to EUR 3.32 in 2005

•	Underlying profit before tax increases 19.4% to EUR 8,506 million

•	Strong top-line growth: underlying bank income +11.4%, life premiums +12.5%

•	Focus on value leads to higher returns: RAROC 18.8% after tax, IRR 13.2%

•	Embedded value of life business rises 22.9% to EUR 27,586 million

•	Efficiency improves due to sharpened focus on execution across the Group

•	Total dividend proposed at EUR 1.18 per share, up 10.3% from EUR 1.07 in 2004
Chairman’s statement
“ING produced strong results in 2005, driven by double-digit top-line growth, higher returns, and an improvement in the efficiency ratios for both banking and insurance,” said Michel Tilmant, Chairman of the Executive Board.
“We have focused on creating value for shareholders through a stringent approach to capital allocation, investing for growth, improving execution and increasing returns at all of our businesses. Our results provide evidence that we are delivering on those objectives and that our strategy is paying off. Returns have increased in both banking and insurance, with all business lines performing above ING’s hurdles. ING’s three key growth engines — ING Direct, retirement services, and life insurance in developing markets — continued their strong performance, while the banking businesses in the Benelux also made a solid contribution to growth. We took important steps to improve efficiency going forward, and recurring expenses remained under control in 2005.”
“As a result of this strong performance and our confidence in the future, the Board proposes to increase the total dividend by 10.3% to EUR 1.18 per share.”
“Although we were confronted with low interest rates and a flattening yield curve, we also benefited from some favourable market conditions in 2005, including strong equity and real estate markets, historically low credit losses for both bank lending and fixed-income investments, low claims at most non-life insurance units, and low taxes. Looking ahead, the interest rate environment will remain challenging, while risk costs and non-life claims are expected to return gradually to more normal levels. However, we have confidence in the growth of the underlying business and in the Group’s ability to continue creating value for our shareholders.”
“Today we also announced some changes to the Executive Board. The current board has accomplished significant change at ING over the last two years. I would like to thank Fred Hubbell, Alexander Rinnooy Kan and Hans Verkoren for their teamwork and strong personal contributions, and I am happy that we were able to prepare for the future with them. The new board members — Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy — all come with strong experience within ING, proven track records and performance-driven management styles. I am fully confident that the new team has the capability and enthusiasm to lead ING to a successful future.”
Figures compare full-year 2005 with full-year 2004 unless otherwise stated. Figures for 2004 exclude IAS 32, 39 and IFRS 4.
Press conference: 16 February, 9:30 am CET, ING House, Amsterdam. Presentation & webcast www.ing.com
Analyst presentation: 16 February, 11:15 am CET, ING House, Amsterdam. Presentation & webcast www.ing.com
Analyst call: 16 February, 4 pm CET. Listen in: +31 20 794 8504 +44 20 7190 1595 +1 480 629 9562
Analyst presentation London: 17 February, 11:15 UK time, 60 London Wall. Webcast www.ing.com
Analyst call on Embedded Value: 17 February, 3 pm UK time. Listen in: +31 20 794 8504 +44 20 7190 1595 +1 480 629 9562

Media relations +31 20 541 6522	Investor relations +31 20 541 5571

Contents

1. ING Group Key Figures	2
1.1 Capital & Reserves	6
1.2 Dividend	6
2. Insurance	7
2.1 Insurance Europe	9
2.2 Insurance Americas	12
2.3 Insurance Asia/Pacific	15
3. Banking	19
3.1 Wholesale Banking	22
3.2 Retail Banking	25
3.3 ING Direct	28
4. Asset Management	30
Appendices	32
1. ING Group Key Figures
Table 1. ING Group Key Figures

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Underlying profit before tax[1]:
- Insurance Europe	2,021	1,612	25.4%	561	365	53.7%
- Insurance Americas	1,979	1,601	23.6%	424	417	1.7%
- Insurance Asia/Pacific	447	475	-5.9%	112	120	-6.7%
- Other[2]	-472	-124		-75	-31

Underlying profit before tax from Insurance	3,975	3,564	11.5%	1,022	871	17.3%

- Wholesale Banking	2,276	2,092	8.8%	502	537	-6.5%
- Retail Banking	1,815	1,168	55.4%	506	174	190.8%
- ING Direct	617	435	41.8%	184	118	55.9%
- Other[3]	-177	-134		-64	-3

Underlying profit before tax from Banking	4,531	3,561	27.2%	1,128	826	36.6%

Total underlying profit before tax	8,506	7,125	19.4%	2,150	1,697	26.7%
Gains/losses on divestments	366	55		17	85
Profit before tax from divested units	22	218		-8	42
Special items		342			46

Total profit before tax	8,894	7,740	14.9%	2,159	1,870	15.5%
Taxation	1,379	1,709	-19.3%	210	397	-47.1%

Profit before third-party interests	7,515	6,031	24.6%	1,949	1,473	32.3%
Third-party interests	305	276	10.5%	109	65	67.7%

Net profit (attributable to shareholders)	7,210	5,755	25.3%	1,840	1,408	30.7%

Net profit from Insurance	3,268	3,349	-2.4%	861	875	-1.6%
Net profit from Banking	3,942	2,406	63.8%	979	533	83.7%

Earnings per share (in EUR)	3.32	2.71	22.7%	0.85	0.65	30.8%

Key figures
Net return on capital and reserves[4]	26.6%	25.4%
Debt/equity ratio[5]	9.3%	11.9%
Total staff (average FTEs)	115,300	113,000	2.0%

1.	Underlying profit before tax is a non-GAAP measure for profit before tax excluding divestments and special items as specified in Appendix 2

2.	Other insurance results are mainly interest on core debt and gains on equity investments that are not allocated to the three business lines

3.	Other banking results consist mainly of interest expenses that are not allocated to the business lines

4.	2004 figures are on Dutch GAAP basis; 2005 figures exclude revaluation reserves for available-for-sale securities

5.	Comparable figure is based on IFRS at 1 January 2005
Full-year profit
In 2005 ING Group continued to focus on delivering value to shareholders by increasing returns, investing for growth, and improving the execution of the business fundamentals. The emphasis on managing for value has resulted in a sharper attention to product pricing and a more stringent approach to capital allocation within the Group. As a result, returns have improved across the company, with net total return on capital & reserves increasing to 26.6%. ING has also been investing in future growth, by attributing capital to fast-growing businesses like ING Direct, retirement services, and the life insurance activities in developing markets. At the same time, ING has taken steps to improve execution throughout the company by focusing on the business fundamentals, including cost reduction and customer satisfaction, which has resulted in improvements in the efficiency ratios for both banking and insurance.
Total underlying profit before tax increased 19.4% to EUR 8,506 million in 2005. The increase was driven by strong growth from Retail Banking and ING Direct as well as the insurance activities in the Americas and Europe, supported by growth in retirement services and favourable results from non-life insurance. Including the impact of divestments and special items, total profit before tax increased 14.9% to EUR 8,894 million. Net profit rose 25.3% to EUR 7,210 million, due in part to a lower effective tax rate. Earnings per share rose to EUR 3.32 from EUR 2.71.
Insurance
ING’s insurance operations continued to benefit from strong growth in retirement services and life insurance in developing markets, as well as strong investment results and an exceptionally favourable claims environment for non-life insurance. Underlying profit before tax from the insurance operations increased 11.5% to EUR 3,975 million. The life insurance activities posted a 7.4% increase in underlying profit before tax, driven by the U.S., Central Europe,

South Korea and the Netherlands, supported by higher sales, growth in assets under management, and investment gains. Life premium income rose 12.5% excluding divestments and reclassifications as a result of IFRS. The efficiency ratios for life and investment products both improved. The non-life insurance units continued to benefit from an exceptionally favourable claims environment, particularly in Canada, resulting in a 21.3% increase in underlying profit before tax from non-life. Continued emphasis on value creation has resulted in a 27.4% increase in the value of new life business, and a 22.9% increase in the embedded value of the life insurance business to EUR 27,586 million, driven by higher sales and improved margins. The internal rate of return on new life business increased to 13.2%.
Insurance Europe showed a 25.4% increase in underlying profit before tax to EUR 2,021 million, driven by a 48.3% increase in life results from Central Europe as well as strong underwriting results at the non-life businesses in Belgium and the Netherlands. Underlying life results in the Netherlands increased 20.0%, as a result of higher investment income, positive fair value changes under IFRS, and releases of disability provisions and employee benefit provisions triggered by changes in legislation in the Netherlands.
Insurance Americas posted a 23.6% increase in underlying profit before tax to EUR 1,979 million, driven by strong growth in the U.S. and Canada. Underlying profit from insurance in the U.S. increased 27.4%, led by higher results from retirement services and annuities due to growth in assets, improved investment performance, and higher margins as the company continued to focus on the most attractive market segments. The Canadian non-life business posted a 35.8% increase in underlying profit before tax, supported by a favourable claims environment and the acquisition of Allianz Canada. Growth was moderated by lower results from Latin America, due in part to an active hurricane season in Mexico in the second half of 2005.
Insurance Asia/Pacific posted a 5.9% decline in underlying profit before tax to EUR 447 million due to continued reserve strengthening in Taiwan. Excluding Taiwan, underlying profit before tax from the rest of Asia/Pacific increased 15.8%, led by South Korea. The value of new life business rose 16.2% to EUR 373 million driven by strong sales in South Korea. The internal rate of return increased to 15.0%.
Other Insurance results declined to EUR -472 million from EUR -124 million, mainly due to high realised gains on shares in 2004. Other results in 2004 included EUR 398 million in realised gains on equities, compared with EUR 190 million of realised gains in 2005. In addition, the buy-back of legacy debt in the U.S. in the fourth quarter of 2005 resulted in a pre-tax loss of EUR 102 million which was included under Other.
Banking
ING’s banking operations showed a strong profit increase in 2005, driven by solid growth at ING Direct and Retail Banking as well as historically low risk costs. Total underlying profit before tax from the banking operations increased 27.2% to EUR 4,531 million. Income rose 11.4% on an underlying basis, driven by growth at Retail Banking and ING Direct. Risk costs remained at historically low levels, supported by releases of provisions at Wholesale Banking, and total risk costs amounted to 3 basis points of average credit-risk-weighted assets. Continued attention on cost control as well as the strong growth in income resulted in an improvement in the cost/income ratio to 65.6% from 66.6%on an underlying basis, despite continued investments for growth at ING Direct and other units. The focus on value creation resulted in an increase in the underlying risk-adjusted return on capital after tax to 18.8% from 16.4%.
Wholesale Banking posted an 8.8% increase in underlying profit before tax to EUR 2,276 million supported by a release of risk costs and an improvement in the profitability of the international network outside the Benelux following a programme to realign the operating model and focus on key clients and products. Growth in underlying income was driven by Structured Finance, Leasing and ING Real Estate. Continued emphasis on managing for value resulted in an improvement in the underlying risk-adjusted return on capital after tax to 16.7%.
Retail Banking posted a 55.4% increase in underlying profit before tax to EUR 1,815 million, driven by strong growth, particularly in the home markets of the Benelux. Income increased 11.1% on a comparable basis, supported by growth in savings and mortgages, including higher prepayment penalties on mortgages in the Netherlands as clients refinanced to take advantage of low interest rates. Risk costs declined as a result of the benign credit environment as well as releases in Belgium and Poland as the quality of the credit portfolio improved. The cost/income ratio improved to 66.1%, supported in part by cost-containment measures, while continued focus on profitable growth led to a further increase in the underlying risk-adjusted return on capital after tax to 34.1%.

ING Direct posted a 41.8% increase in profit before tax to EUR 617 million as it continued to add new clients, grow funds entrusted and increase the mortgage portfolio. ING Direct added 3.2 million new customers in 2005 and welcomed the 15 millionth customer in January 2006. Funds entrusted increased 29.3% to EUR 188.0 billion. The mortgage portfolio grew 65.9% to EUR 54.9 billion. Strong profit growth was achieved despite the challenging interest rate environment. The interest margin narrowed to 0.86% from 0.98% in 2004; however it improved slightly to 0.89% in the fourth quarter of 2005. The impact of the narrower interest margin was offset by improvements in efficiency. The operational cost base (excluding marketing costs) improved to 0.40% of total assets from 0.44% in 2004.
Divestments & special items
Divestments resulted in a pre-tax gain of EUR 366 million in 2005 compared with EUR 55 million in 2004. Divested units contributed EUR 22 million to profit before tax in 2005, down from EUR 218 million a year earlier. Special items include a gain of EUR 287 million on the U.S. dollar hedge, a EUR 96 million gain on old reinsurance business and restructuring provisions of EUR 41 million at Wholesale Banking, all in 2004. Including the impact of divestments and special items, total profit before tax increased 14.9% to EUR 8,894 million. Special items also include releases of tax provisions in both years. Excluding divestments and special items after tax, net profit rose 24.9% to EUR 6,196 million from EUR 4,959 million. (See Appendix 2 for a full specification of gains and losses on divestments and special items.)
Taxes & net profit
The effective tax rate declined to 15.5% in 2005 from 22.1% in 2004 due to a lower statutory tax rate in the Netherlands, high tax-exempt gains on divestments, and EUR 583 million from the creation of tax assets and net releases from tax provisions compared with EUR 161 million in releases in 2004. The effective tax rate is expected to return to a normalised level of 20% to 25%.
Currency impact
Currency rate differences had a positive impact of EUR 81 million on net profit and EUR 116 million on total profit before tax, mainly due to strengthening of the Canadian and Australian dollars, Polish zloty and South Korean won.
Impact of IFRS
The application of IAS 32, 39 and IFRS 4 from 1 January 2005 had a positive impact on ING Group’s results in 2005, however the change in accounting standards has led to increased volatility on a quarterly basis, mainly due to value adjustments on non-trading derivatives. In total, IAS 32, 39 and IFRS 4 had a positive impact of approximately EUR 455 million on total profit before tax, or EUR 392 million after tax. The estimated impact on the insurance operations was EUR 238 million before tax, mainly due to realised gains on the sale of bonds and the revaluation of embedded derivatives, which were offset by the absence of amortised income from gains on fixed interest securities, and negative valuation changes on fixed-income investment derivatives. The estimated impact on the banking operations was EUR 217 million before tax, mainly due to valuation adjustments on non-trading derivatives and prepayment penalties. On a quarterly basis, the accounting standards had a total positive impact of EUR 148 million before tax in the fourth quarter compared with a positive impact of EUR 242 million in the third quarter of 2005, a negative impact of EUR 24 million in the second quarter, and a positive impact of EUR 89 million in the first quarter.
Compliance
ING took several steps in 2005 to improve its compliance organisation and culture as part of the company’s emphasis on improving execution. Compliance has been defined as one of ING Group’s management priorities. A new compliance policy was approved in June 2005, and implementation of the policy is one of the performance targets for members of the ING Management Council for 2006. In the Netherlands the compliance departments were restructured and the headcount increased from 23 to 58 full-time positions.
Fourth-quarter profit
In the fourth quarter, underlying profit before tax increased 26.7% to EUR 2,150 million compared with EUR 1,697 million in the fourth quarter of 2004. The increase was driven by strong growth at Retail Banking and ING Direct, as well as Insurance Europe. Total underlying profit before tax from insurance rose 17.3% to EUR 1,022 million. Results were driven by Insurance Europe, which posted a 53.7% increase in underlying profit before tax, mainly due to strong results in the Netherlands supported by revaluation of derivatives, higher results on real estate as well as the release of actuarial and employee benefit provisions. Insurance Americas posted an increase of 1.7% as higher non-life results in Canada and life results in the U.S. were largely offset by lower results in Latin America, due in part to claims and expenses from hurricanes in Mexico. Underlying profit before tax from Insurance Asia/Pacific was 6.7% lower due to reserve strengthening in Taiwan, which offset strong results at other Asian life operations, particularly South Korea. Excluding Taiwan and a one-time release of provisions in the year-earlier period, profit in the fourth quarter from Asia/Pacific rose 41.8%. Underlying profit before tax from the banking operations rose 36.6% to EUR 1,128 million. Retail Banking rose to EUR 506 million from EUR 174 million, driven by higher income due to the growth of mortgages and savings, and lower risk costs and operating expenses. The Netherlands, Belgium and Poland contributed to the strong growth. ING Direct’s profit rose 55.9%, driven by continued strong growth in both savings and mortgages. Wholesale Banking posted a 6.5% decline in underlying profit, mainly due to impairments on real estate. Divestments resulted in a gain of EUR 17 million in the fourth quarter of 2005 and a gain of EUR 85 million a year earlier. Divested units posted a loss of EUR 8 million compared with a profit of EUR 42 million in the fourth quarter of 2004. Special items include EUR 87 million from a gain on the U.S. dollar hedge and a EUR 41 million restructuring provision at Wholesale Banking, both in 2004. Including those items, total profit before tax increased 15.5% to EUR 2,159 million. The effective tax rate decreased to 9.7% from 21.2% in 2004, supported by releases of tax provisions and the creation of tax assets. Net profit rose 30.7% to EUR 1,840 million. Excluding divestments and special items after tax, the underlying net profit rose 29.2% to EUR 1,549 million from EUR 1,199 million. (See Appendix 3 for a specification of divestments and special items in the fourth quarter.)
Fourth quarter vs. third quarter
Profit in the fourth quarter was strong, though slightly lower than the very strong results in the third quarter. Underlying profit before tax declined 8.4% to EUR 2,150 million in the fourth quarter from EUR 2,348 million in the third quarter of 2005, primarily due to lower results from Insurance Americas and Wholesale Banking. Total underlying profit before tax from insurance fell 7.3% to EUR 1,022 million from EUR 1,103 million, due to a 25.5% decrease in underlying profit at Insurance Americas as a result of higher credit losses, lower investment income and a lower IFRS impact in the U.S. as well as hurricane claims and strengthening of provisions in the Mexican non-life operations. Insurance Europe posted an increase of 20.6% in underlying profit, driven by higher fair-value adjustments to real estate, some sizable releases from insurance provisions, and lower expenses. Underlying profit from Insurance Asia/Pacific was flat at EUR 112 million. Other insurance results declined to EUR -75 million from EUR -44 million, mainly due to the loss on the buy-back of legacy debt and lower results on derivatives, partially offset by higher realised gains on shares. Total underlying profit before tax from banking declined 9.4% to EUR 1,128 million, mainly caused by a decrease of the Wholesale Banking results. Underlying profit of Wholesale Banking declined 11.6%, mainly due to lower results from Financial Markets and higher operating expenses, which offset higher results from Structured Finance and Corporate Finance & Equity Markets. Retail Banking and ING Direct posted increases of 1.0% and 2.8% respectively. Other banking results were EUR -64 million compared with EUR -3 million in the third quarter, as a result of higher financing charges and non-allocated expenses as well as the implementation of the fair-value option under IFRS in the third quarter. Divestments resulted in a gain of EUR 17 million in the fourth quarter of 2005 and a gain of EUR 4 million in the third quarter. Divested units had a loss of EUR 8 million compared with a profit of EUR 1 million in the third quarter. Including those items, total profit before tax declined 8.2% to EUR 2,159 million. Net profit declined 2.0% to EUR 1,840 million from EUR 1,878 million, and earnings per share were EUR 0.85 compared with EUR 0.86 in the third quarter of 2005. Excluding divestments and special items after tax, underlying net profit declined 9.4% to EUR 1,549 million from EUR 1,709 million in the third quarter. (See Appendix 4 for an overview of quarterly profit developments including the impact of divestments and special items.)

1.1 Balance Sheet and Capital & Reserves
Table 2. Key Balance Sheet Figures

	IFRS			Excl. IAS 32, 39 & IFRS 4
	31 December	1 January		31 December
In EUR billion	2005	2005	Change	2004	Change

Capital & reserves	36.7	28.2	30.4%	24.1	52.3%
- insurance operations	20.6	15.3	34.6%	13.2	56.1%
- banking operations	20.9	17.2	21.5%	14.4	45.1%
- eliminations[1]	-4.8	-4.3		-3.5

Total assets	1,158.6	964.5	20.1%	876.4	32.2%

Net return on capital & reserves[2]	26.6%	25.4%
- insurance operations	21.1%	27.0%
- banking operations	24.2%	15.8%

1.	Own shares, subordinated loans, third-party interests, debenture loans and other eliminations

2.	The comparable figures shown under 1 January 2005 are FY 2004 figures based on net profit and average capital and reserves under Dutch GAAP
Capital & Reserves
Total capital & reserves of ING Group were further strengthened in 2005 with an increase of EUR 8.6 billion to EUR 36.7 billion on 31 December 2005, compared with EUR 28.2 billion on 1 January 2005. The increase resulted primarily from the strong growth in net profit to EUR 7.2 billion. Unrealised revaluations on investments added EUR 1.6 billion to capital & reserves, currency effects had a positive effect of EUR 2.1 billion, primarily due to the appreciation of the U.S., Canadian and Australian dollars against the euro, and a change in cash-flow/net investment hedge of EUR 0.8 billion. This increase was partially offset by capital gains released to the profit & loss account of EUR 0.7 billion and the total cash dividend payout of EUR 2.5 billion. The balance sheet per 1 January 2005 and 31 December 2004 have been restated due to changes in the impact of implementing IFRS. There was no material impact on capital & reserves.
Capital Ratios
The growth in capital & reserves further strengthened ING’s solvency position, with all ratios in line with the Group’s targets. ING calculates these ratios on the basis of adjusted capital, which differs from total capital & reserves in that it excludes unrealised gains on fixed-interest investments and includes hybrid capital. On this basis, the debt/equity ratio of ING Group improved to 9.3% compared with 11.9% at 1 January 2005, supported by growth in capital & reserves. The capital coverage ratio for ING Verzekeringen N.V. increased to 259% of E.U. regulatory requirements at the end of December, compared with 200% at 1 January 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.32% at the end of 2005, up from 6.92% on 1 January 2005, as growth in capital was partially offset by strong growth in risk-weighted assets. The solvency ratio (BIS ratio) for the bank improved to 10.86% at the end of December from 10.46% on 1 January 2005. Total risk-weighted assets of the banking operations increased by EUR 45.6 billion, or 16.6%, to EUR 319.7 billion at the end of December, driven by growth in all three banking business lines.
Credit Ratings
Both ING Groep N.V. and ING Verzekeringen N.V. have an AA— rating from Standard & Poor’s and an Aa3 rating from Moody’s. ING Bank N.V. has an Aa2 rating from Moody’s and an AA from Standard & Poor’s. All ratings from S&P were upgraded in August 2005 and the ratings from Moody’s were confirmed in May 2005. All ratings have a stable outlook.
Return on Capital & Reserves
The net return on capital & reserves increased to 26.6% in 2005 from 25.4% in 2004. The insurance operations posted a 21.1% net return on capital & reserves in 2005, down from 27.0% in 2004, due to an increase in capital & reserves. The banking operations posted an increase to 24.2% from 15.8%. The 2004 figures for net return on capital & reserves are based on net profit and average capital & reserves under Dutch GAAP and the 2005 figures are based on IFRS.
1.2 Dividend
At the Annual General Meeting of Shareholders on 25 April 2006, ING will propose a total dividend for 2005 of EUR 1.18 per (depositary receipt for an) ordinary share, up from EUR 1.07 per (depositary receipt for an) ordinary share in 2004. Taking into account the interim dividend of EUR 0.54 made payable in September 2005, the final dividend will amount to EUR 0.64 per (depositary receipt for an) ordinary share to be paid fully in cash. ING’s shares will be quoted ex-dividend as of 27 April 2006 and the dividend will be made payable on 4 May 2006.

2. Insurance operations
Table 3. ING Group: Insurance profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	39,144	36,975	5.9%	10,189	9,408	8.3%
Non-life premium income	6,614	6,642	-0.4%	1,505	1,461	3.0%

Total premium income	45,758	43,617	4.9%	11,694	10,869	7.6%
Investment income	9,944	10,179	-2.3%	2,536	2,731	-7.1%
Commission income	1,346	1,198	12.4%	294	312	-5.8%
Other income	376	608	-38.2%	86	172	-50.0%

Total income	57,424	55,602	3.3%	14,610	14,084	3.7%

Underwriting expenditure	47,120	45,384	3.8%	11,893	11,216	6.0%
Other interest expenses	1,100	1,140	-3.5%	247	288	-14.2%
Operating expenses	5,195	4,746	9.5%	1,408	1,345	4.7%
Impairments/investment losses	31	10	210.0%	23

Total expenditure	53,446	51,280	4.2%	13,571	12,849	5.6%

Total profit before tax	3,978	4,322	-8.0%	1,039	1,235	-15.9%
Taxation	455	850	-46.5%	97	318	-69.5%

Profit before third-party interests	3,523	3,472	1.5%	942	917	2.7%
Third-party interests	255	123	107.3%	81	42	92.9%

Net profit (attributable to shareholders)	3,268	3,349	-2.4%	861	875	-1.6%

Underlying profit
Total profit before tax	3,978	4,322	-8.0%	1,039	1,235	-15.9%
Gains/losses on divestments	-13	221		17	254
Profit before tax from divested units	16	151			45
Special items		386			65

Underlying profit before tax	3,975	3,564	11.5%	1,022	871	17.3%

Underlying profit before tax life insurance	2,682	2,498	7.4%	739	595	24.2%
Underlying profit before tax non-life insurance	1,293	1,066	21.3%	283	276	2.5%

Key figures
Embedded value	27,586	22,451	22.9%
Value of new life business	805	632	27.4%
Internal rate of return	13.2%	12.1%
Annual premium equivalent (APE)	6,312	4,969	27.0%
Combined ratio non-life business	95%	94%
Net return on capital and reserves[1]	21.1%	27.0%
Staff (average FTEs)	51,600	49,400	4.5%

1.	2004 figures are full-year on Dutch GAAP basis
Full-year profit
ING’s insurance operations continued to benefit from strong growth in retirement services and life insurance in developing markets, higher investment results and a favourable claims environment for the non-life insurance businesses. Underlying profit before tax from insurance rose 11.5% to EUR 3,975 million. The non-life operations in the Netherlands, Belgium and Canada continued to benefit from a historically low claims ratio, which helped drive underlying profit before tax from non-life insurance up 21.3%. The life insurance activities in the Netherlands, U.S. and Central Europe showed strong profit growth, supported by increased sales, improved returns, growth in assets under management, and investment gains. Underlying profit before tax from life insurance increased 7.4%, as growth was somewhat tempered by continued reserve strengthening in Taiwan and lower capital gains on equities. Strong sales and a focus on cost control led to an improvement in the efficiency ratios for life and investment products. Continued focus on value creation resulted in a 27.4% increase in the value of new life business as sales and margins both increased. The embedded value of the life business rose 22.9% to EUR 27,586 million.
Divestments resulted in a loss of EUR 13 million in 2005 and a gain of EUR 221 million in 2004. Divested units contributed EUR 16 million to profit before tax in 2005 and EUR 151 million a year earlier. Results in 2004 also included a gain of EUR 290 million from the U.S. dollar hedge and a gain of EUR 96 million from old reinsurance activities, both of which were reported as special items. Including the impact of divestments and special items, total profit before tax from insurance declined 8.0% to EUR 3,978 million. The effective tax rate declined from 19.7% to 11.4% due to non-taxable gains on divestments, a lower statutory tax rate in the Netherlands and releases of tax provisions. Net profit from insurance was 2.4% lower at EUR 3,268 million. (See Appendix 2 for divestments and special items.)

Income
Total premium income increased 4.9% to EUR 45,758 million, driven mainly by strong growth of life premiums in Asia, particularly South Korea and Japan. Premium growth was partially offset by divestments and the reclassification of some life products to investment contracts from the beginning of 2005 under IFRS 4, notably in Australia, the U.S. and Belgium, which had a total negative impact of EUR 2,053 million. Excluding divestments and the reclassification, life premiums rose 12.5% and total premium income increased 10.4% on a comparable basis. Non-life premiums declined 0.4%, or 0.8% on an underlying basis, as lower premiums in the Netherlands and Mexico offset higher premiums in Canada following the acquisition of Allianz Canada.
Investment income declined 2.3% to EUR 9,944 million, reflecting the impact of divestments. Excluding divestments, investment income rose 3.5% as higher realised gains on bonds and the positive revaluation of real estate were partially offset by lower realised capital gains on equities. Commission income increased 12.4% to EUR 1,346 million, mainly driven by a reclassification of products from life insurance to investment products under IFRS 4. Other income declined 38.2% to EUR 376 million, reflecting the impact of divestments in both periods and the gain on the U.S. dollar hedge in 2004, which offset higher profit from associates. (See Appendix 7.3)
Expenses
Operating expenses from the insurance operations increased 9.5% to EUR 5,195 million, due to costs to support the ongoing growth of the business, particularly in Asia, as well as the impact of a new collective labour agreement in the Netherlands, investments in IT infrastructure, and start-up costs for a new distribution channel in Canada. Recurring expenses increased 4.9% to EUR 4,831 million. The efficiency ratios for life insurance and investment products improved as premium and asset growth outpaced the increase in expenses. Expenses as a percentage of assets under management for investment products improved to 0.82% compared with 0.86% in 2004. Expenses as a percentage of life premiums improved to 13.28% from 13.52%. The expense ratio for the non-life operations deteriorated slightly to 32% from 31%, driven by higher costs related to the purchase of Allianz Canada. The claims ratio remained at a historically low 63%, resulting in a combined ratio of 95% in 2005 compared with 94% a year earlier.
Embedded Value & Value of New Business
Table 4. New life insurance production and value by region

	New production 2005				New production 2004
			Value of					Value of
	Annual	Single		New		Annual	Single	New
In EUR million	premium	Premium		Business	IRR	Premium	Premium	Business	IRR

Insurance Europe	476	3,144	226		14.6%	432	3,508	138	12.4%
Insurance Americas	1,594	15,875	207		11.1%	1,409	13,917	173	10.7%
Insurance Asia/Pacific	1,687	6,527	373		15.0%	1,086	2,996	321	13.6%

Total	3,757	25,545	805		13.2%	2,926	20,421	632	12.1%

Developing markets	1,631	826	375		17.4%	1,072	647	268	13.5%
The embedded value of ING’s life insurance operations increased 22.9% to EUR 27,586 million, including net dividends of EUR 474 million paid to the Group. Before dividends/capital injections, the embedded value rose 25.0% to EUR 28,061 million from EUR 22,451 million. The figures are calculated in accordance with European Embedded Value principles. In addition to the value attributable to new business and the unwinding of the discount rate, significant contributors to the increase in embedded value came from favourable experience variances and currency movements, changes to discount rates, and the investment return on free surplus. That was partially offset by changes in economic assumptions, particularly in Asia/Pacific, due to revised new money assumptions in Taiwan. Embedded value profit, an important measure of value creation, increased 262.4% to EUR 2,254 million, driven by strong growth in the value of new business, robust investment performance, and better operational experience. The value of new business increased 27.4% to EUR 805 million, driven by improved pricing margins, higher sales, and a more profitable product mix in the U.S. and Asia/Pacific. Central Europe and Asia/Pacific both generated particularly strong growth in 2005, indicating the strong future earnings potential of the businesses in both regions. New sales, measured in annual premium equivalent, rose 27.0% to EUR 6,312 million, while the internal rate of return increased to 13.2% from 12.1% in 2004. The internal rate of return in developing markets increased to 17.4% as business units benefited from increased scale. New sales in developing markets rose 51%. (See Appendix 8)

2.1 Insurance Europe profit rises 25.4%: strong growth in Central Europe
•	Life insurance results from Central Europe increase 48.3%, driven by Poland, Hungary
•	Value of new life business rises 63.8% on strong sales and improved margins
•	Profit from the Netherlands increases 23.2% supported by investment gains
Table 5. Insurance Europe profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	8,695	9,305	-6.6%	2,368	2,315	2.3%
Non-life premium income	2,007	2,064	-2.8%	283	346	-18.2%

Total premium income	10,702	11,369	-5.9%	2,651	2,661	-0.4%
Investment income	4,583	4,172	9.9%	1,096	1,068	2.6%
Commission and other income	760	500	52.0%	253	179	41.3%

Total income	16,045	16,041	0.0%	4,000	3,908	2.4%

Underwriting expenditure	11,644	12,327	-5.5%	2,837	2,916	-2.7%
Other interest expenses	481	322	49.4%	111	92	20.7%
Operating expenses	1,870	1,768	5.8%	477	542	-12.0%
Impairments/investment losses	19	1		14	-7

Total expenditure	14,014	14,418	-2.8%	3,439	3,543	-2.9%

Total profit before tax	2,031	1,623	25.1%	561	365	53.7%

Underlying profit
Total profit before tax	2,031	1,623	25.1%	561	365	53.7%
Gains/losses on divestments	10
Profit before tax from divested units Special items		11

Underlying profit before tax	2,021	1,612	25.4%	561	365	53.7%

Underlying profit before tax life insurance	1,597	1,307	22.2%	431	286	50.7%
Underlying profit before tax non-life insurance	424	305	39.0%	130	79	64.6%

Key figures
Embedded value	14,929	12,258	21.8%
Value of new life business	226	138	63.8%
Internal rate of return	14.6%	12.4%
Annual premium equivalent (APE)	791	783	1.0%
Assets under management[1] (in EUR billion)	169.3	148.4	14.1%
Staff (average FTEs)	16,100	15,900	1.3%

1.	Figures are year-end
Full-year profit
At Insurance Europe, the focus in 2005 was on improving execution at Nationale-Nederlanden, while continuing to grow the life insurance and pensions businesses in Central Europe. At NN, important progress was made in improving customer satisfaction and reducing backlogs, while investments in new IT systems are starting to pay off as the first new systems came online in the second half of 2005. The focus on value creation resulted in a strong increase in margins and new business value as products were re-priced. In Central Europe, ING continued to deliver strong growth in life premiums and pension fund inflows, resulting in a sharp increase in the value of new business from the region.
Underlying profit before tax from Insurance Europe rose 25.4% to EUR 2,021 million, driven by life insurance in Central Europe as well as strong underwriting results at the non-life businesses in Belgium and the Netherlands. Profit from life insurance rose 22.2% to EUR 1,597 million, led by a 48.3% increase in life results from Central Europe, particularly in Poland and Hungary. Life results from the Netherlands increased 20.0%, supported by higher investment income, fair value changes on derivatives and releases from disability provisions. Profit from non-life insurance rose 39.0% to EUR 424 million, supported by strong underwriting results and releases of actuarial provisions.
Profit before tax included a gain of EUR 10 million on the sale of Freeler in 2005, and a gain of EUR 11 million on old reinsurance business in 2004. Including those items, total profit before tax rose 25.1% to EUR 2,031 million.
Income
Total premium income declined 5.9% to EUR 10,702 million, due to the reclassification of some products from life insurance to investment contracts under IFRS 4 as well as a decline in non-life premiums in the Netherlands due to legislation changes related to disability insurance. Excluding the reclassification of investment products under IFRS, which had a negative impact of EUR 761 million, life premium income rose 1.8% as double-digit growth in Central Europe and

Belgium was offset by lower life premiums in the Netherlands after Nationale-Nederlanden adjusted rates in 2005 to improve profitability. Non-life premium income declined 2.8% to EUR 2,007 million, due to premium refunds resulting from the new long-term disability laws in the Netherlands which took effect in 2006.
Investment income increased 9.9% to EUR 4,583 million, supported by pre-payment penalties and capital gains on bonds and private equity investments. Commission and other income increased 52.0% to EUR 760 million due to higher profits from associates, such as minority shareholdings in real estate funds and private equity.
Expenses
Operating expenses rose 5.8% due to an increase in the Netherlands, mainly related to the new collective labour agreement, EUR 23 million in costs for streamlining the IT organisation, as well as severance and reorganisation costs. That was partially offset by a release of EUR 47 million from provisions for employee benefits following legislative changes in the Netherlands relating to healthcare and pensions. Operating expenses in Belgium and Central Europe declined as a result of cost containment programmes. Expenses as a percentage of assets under management improved from 1.06% to 0.93%, while expenses as a percentage of life premiums deteriorated from 20.99% to 23.38%. The average number of staff increased slightly to 16,100.
Embedded Value & Value of New Business
Table 6. Insurance Europe new life insurance production

	New production 2005			New production 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Netherlands[1]	168	1,413	95	13.2%	178	1,709	58	10.5%
Belgium[2]	49	1,361	36	16.9%	51	1,583	42	22.8%
Central Europe[3] & Spain	260	370	94	15.6%	202	216	38	12.6%

Total	476	3,144	226	14.6%	432	3,508	138	12.4%

1.	VNB statistics for Nationale-Nederlanden were reported with a lag of one quarter, thus the 2004 figures for the Netherlands represent production for 4Q 2003 and 9M 2004. As of 2005 VNB statistics reflect actual reporting periods.

2.	Including Luxembourg

3.	Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia
The embedded value for Insurance Europe increased 21.8% to EUR 14,929 million including net dividends/capital injections of EUR 364 million paid to the Group. Before dividends/capital injections, the 2005 embedded value was EUR 15,294 million. In addition to the contribution from new business, the increase was driven mainly by favourable experience variances due to strong investment and operating performances as well as a high return on free surplus. That was partially offset by operating assumption changes in the Netherlands and Belgium, and changes in economic assumptions. The developing markets of Central Europe showed an increase of EUR 528 million in embedded value to EUR 2,314 million in 2005 before dividends, up 29.6%. The value of new life insurance business written by Insurance Europe increased 63.8% to EUR 226 million in 2005, driven by strong sales in Central Europe, due in part to pension fund acquisitions, as well as improved margins in the Netherlands. New sales, measured in annual premium equivalent, increased 1.0% to EUR 791 million as sales growth in Central Europe was largely offset by a decline in the Netherlands and Belgium, mainly due to lower single-premium sales. The overall internal rate of return for Insurance Europe increased to 14.6% from 12.4%, driven by a sharp improvement in the Netherlands.
Geographical breakdown Insurance Europe
Table 7. Insurance Europe underlying profit before tax

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	1,589	1,290	23.2%	453	298	52.0%
- of which life	1,220	1,017	20.0%	340	220	54.5%
- of which non-life	369	273	35.2%	113	78	44.9%
Belgium[1]	174	143	21.7%	46	33	39.4%
- of which life	126	122	3.3%	30	34	-11.8%
- of which non-life	48	21	128.6%	16	-1
Central Europe[2] & Spain	258	179	44.1%	62	34	82.4%

Underlying profit before tax	2,021	1,612	25.4%	561	365	53.7%

1.	Including Luxembourg

2.	Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

Netherlands
In the Netherlands, underlying profit before tax increased 23.2% to EUR 1,589 million, as higher investment income more than offset growth in expenses related to the new collective labour agreement and measures to improve customer satisfaction and efficiency. Results included a EUR 151 million revaluation of non-trading derivatives, EUR 83 million higher results from real estate investments and EUR 94 million higher results from private equity, as well as a EUR 98 million release from disability and other actuarial provisions triggered by the introduction of a new long-term disability act in 2006. Profit from the Dutch life insurance businesses rose 20.0% to EUR 1,220 million driven by higher investment income and an improved morbidity result due to the release of disability provisions. Life premiums declined 6.4%, mainly due to lower acquisition of group life contracts and lower single-premium sales due to enhanced pricing discipline to improve profitability. Life premiums at RVS increased 4.4%. Continued emphasis on value creation resulted in a sharp increase in the value of new life business in the Netherlands to EUR 95 million from EUR 58 million in 2004, driven by improved margins. The internal rate of return increased to 13.2% from 10.5%. Profit from non-life insurance increased 35.2% to EUR 369 million, driven by higher results from real estate and private equity investments as well as actuarial provision releases. Non-life premiums declined 3.0%, largely caused by premium refunds in loss of income/accident insurance due to the new long-term disability act. That was partially offset by higher fire insurance premiums following a premium rate adjustment. Operating expenses rose 8.2% due to the new collective labour agreement, EUR 39 million in severance costs at Nationale-Nederlanden and IT projects at Nationale-Nederlanden and ING Investment Management, including EUR 23 million for streamlining the shared IT organisation. This was partially offset by a net release of EUR 47 million from provisions for employee benefits following legislative changes relating to healthcare and pensions. At Nationale-Nederlanden operating expenses increased 7.2%, largely due to software depreciation on new policy administration systems and severance costs. Staff reductions at Nationale-Nederlanden are proceeding ahead of plan. At the end of 2005 internal staff had been reduced by about 500 positions, while temporary staff was reduced to 840 from a peak of 1,460 in September 2004.
Belgium
In Belgium, underlying profit from insurance rose 21.7% to EUR 174 million, mainly due to a sharp increase in results from non-life insurance, which rose to EUR 48 million from EUR 21 million, driven by favourable claims development, especially in fire, health and loss of income/accident insurance, as well as lower operating expenses. Non-life premiums declined 1.5% to EUR 319 million, mainly due to the sale of part of the health portfolio. Results from life insurance, including Luxembourg, increased 3.3% to EUR 126 million as a decline in operating expenses compensated for higher lapses and lower management/entrance fees. Excluding the reclassification of products from life insurance to investment products under IFRS 4, which had a negative impact of EUR 761 million, life premium income increased 20.4% to EUR 1,630 million due to strong sales of universal life products. The value of new business in Belgium declined to EUR 36 million from EUR 42 million in 2004, due to a shift in sales from unit-linked to universal life products which have lower margins and lower sales. However, the internal rate of return in Belgium remained high at 16.9%.
Central Europe & Spain
In Central Europe & Spain, underlying profit increased 44.1% to EUR 258 million, driven by a 48.3% increase in life results in Central Europe to EUR 251 million. Poland, Hungary, Greece, Spain and Romania all showed strong growth in life and pensions, driven by higher premiums and lower operating expenses. Life premium income rose 18.3% to EUR 1,617 million driven by high sales of unit-linked products in Hungary and universal life products in Poland and Greece. Operating expenses declined 3.4% due to cost containment in Poland, a provision in 2004 for a discontinued business, and a release of provisions in Spain in 2005.
Table 8. Insurance Europe premium income

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	7,091	7,516	-5.7%	1,702	1,690	0.7%
- of which life	5,449	5,823	-6.4%	1,502	1,428	5.2%
- of which non-life	1,642	1,693	-3.0%	200	262	-23.7%
Belgium[1]	1,949	2,439	-20.1%	455	545	-16.5%
- of which life	1,630	2,115	-22.9%	384	473	-18.8%
- of which non-life	319	324	-1.5%	71	72	-1.4%
Central Europe[2] & Spain	1,662	1,414	17.5%	494	426	16.0%

Total	10,702	11,369	-5.9%	2,651	2,661	-0.4%

1.	Including Luxembourg

2.	Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

2.2	Insurance Americas profit rises 23.6%: strong growth in U.S. & Canada
•	U.S. profit increases 27.4% on strong retirement services and annuity results
•	Profit before tax in Canada climbs 35.8% on continued low claims environment
•	Results from Mexico impacted by active hurricane season in the second half of 2005
Table 9. Insurance Americas profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	18,192	18,429	-1.3%	4,668	4,302	8.5%
Non-life premium income	4,552	4,332	5.1%	1,207	1,110	8.7%

Total premium income	22,744	22,761	-0.1%	5,875	5,412	8.6%
Investment income	4,387	4,502	-2.6%	1,042	1,407	-25.9%
Commission and other income	905	821	10.2%	127	204	-37.7%

Total income	28,036	28,084	-0.2%	7,044	7,023	0.3%

Underwriting expenditure	23,597	24,058	-1.9%	6,045	5,658	6.8%
Other interest expenses	98	118	-16.9%	-82	58	-241.4%
Operating expenses	2,397	2,202	8.9%	666	584	14.0%
Impairments/investment losses	3	14	-78.6%	1	12	-91.7%

Total expenditure	26,095	26,392	-1.1%	6,630	6,312	5.0%

Total profit before tax	1,941	1,692	14.7%	414	711	-41.8%

Underlying profit
Total profit before tax	1,941	1,692	14.7%	414	711	-41.8%
Gains/losses on divestments	-50	2		-10	254
Profit before tax from divested units	12	89			40
Special items

Underlying profit before tax	1,979	1,601	23.6%	424	417	1.7%

Underlying profit before tax life insurance	1,165	933	24.9%	269	248	8.5%
Underlying profit before tax non-life insurance	814	668	21.9%	155	169	-8.3%

Key figures
Embedded value	10,858	8,118	33.8%
Value of new life business	207	173	19.7%
Internal rate of return	11.1%	10.7%
Annual premium equivalent (APE)	3,182	2,801	13.6%
Assets under management[1] (in EUR billion)	201.7	164.6	22.5%
Staff (average FTEs)	27,100	25,300	7.1%

1.	Figures are year-end
Full-year profit
Insurance Americas continued to focus on improving execution and value creation across the region through pricing discipline and by concentrating on businesses with the most long-term growth potential. In the U.S., profit growth was driven by strong sales of retirement services, supported by new asset allocation and enhanced guarantee products, as well as higher margins on variable annuities following changes in the product mix and the introduction of a new withdrawal benefit. In the fourth quarter a new term life insurance product was introduced to complement the product portfolio and improve unit costs. The focus on value creation resulted in strong growth in the value of new business. The Canadian non-life insurance business continued to benefit from a low claims environment as well as the purchase and integration of Allianz Canada.
Underlying profit before tax from Insurance Americas increased 23.6% to EUR 1,979 million. Profit growth was driven by a 27.4% increase in the U.S., led by higher results from retirement services and annuities due to higher asset levels, improved investment performance and higher margins. The Canadian non-life business posted a 35.8% increase in underlying profit before tax, driven by continued strong underwriting results and the acquisition of Allianz Canada. Growth in the region was moderated by losses in the fourth quarter in Latin America, including claims and expenses related to recent hurricanes in Mexico. Currency movements had a positive impact of EUR 46 million due to the strengthening of the Canadian dollar, and the Mexican and Chilean pesos against the euro.
Divestments resulted in a loss of EUR 50 million in 2005 compared with a gain of EUR 2 million in 2004. Divested units generated a profit before tax of EUR 12 million in 2005, compared with EUR 89 million in 2004. Including these items, total profit before tax increased 14.7% to EUR 1,941 million.

Income
Premium income was virtually flat at EUR 22,744 million as higher non-life premiums were offset by lower life premiums. Non-life premium income rose 5.1% to EUR 4,552 million, driven by a 16.8% increase in Canada, primarily due to the acquisition of Allianz Canada. That growth was partially offset by lower non-life premium income in Mexico from the non-renewal of certain large property & casualty cases and lower sales. Life premium income declined 1.3% to EUR 18,192 million, due to the reclassification of products from life insurance to investment products under IFRS, which had a negative impact of EUR 241 million. Excluding that impact, life premiums were flat as a slight decline in individual life single premium and lower fixed annuity sales was compensated by higher sales in retirement services.
Investment income declined 2.6% to EUR 4,387 million, reflecting the EUR 249 million gain on the ING Canada IPO as well as EUR 157 million higher investment income from divested businesses in 2004. Excluding those items, investment income increased 7.3% driven by higher yields, prepayment penalty income on fixed income investments, investment gains from sales of fixed-income securities, and higher private equity gains. Investment income declined in the fourth quarter due to lower gains on bonds as interest rates increased. It will be difficult to realise gains on bonds going forward if interest rates continue to rise.
Expenses
Operating expenses increased 8.9% to EUR 2,397 million due to the acquisition of Allianz Canada and expenses in the U.S. related to strategic initiatives and higher incentive-related benefit costs. Expenses as a percentage of assets under management for investment products were unchanged at 0.75%, while expenses as a percentage of premiums for life products improved from 13.99% to 13.76%. The average number of full-time staff increased 7.1% to 27,100, mainly due to the acquisition of Allianz Canada and an increase in the sales forces in Latin America.
Embedded Value & Value of New Business
Table 10. Insurance Americas new life insurance production

	New production 2005				New production 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

United States	1,379	15,659	172	11.0%	1,194	13,726	138	10.3%
Mexico	119	12	21	19.9%	138	14	25	26.3%
South America[1]	96	204	13	10.0%	77	177	10	10.0%

Total	1,594	15,875	207	11.1%	1,409	13,917	173	10.7%

1.	Chile and Peru
The embedded value of the life insurance business in the Americas increased 33.8% to EUR 10,858 million in 2005, primarily due to significant currency effects (EUR 1,298 million) related to strengthening of the U.S. dollar against the euro. The embedded value of the U.S. life insurance business increased to EUR 9,911 million from EUR 7,270 million in 2004 due to the above-mentioned currency effects (EUR 1,121 million), one-off model changes, and net proceeds from divestments. The embedded value of the Latin American businesses climbed 19.5% to EUR 1,012 million before net dividends/capital injections of EUR 66 million, largely due to a favourable currency impact (EUR 177 million). The value of new life insurance business written by Insurance Americas rose 19.7% to EUR 207 million, driven by a combination of higher margins across all business lines and higher sales, primarily in retirement services. The internal rate of return improved to 11.1% from 10.7% in 2004, due to continued pricing discipline and changes to the product mix, particularly in the U.S. New sales, measured as annual premium equivalent, increased 13.6% driven by higher sales at the U.S. retirement services business.
Geographical breakdown Insurance Americas
Table 11. Insurance Americas underlying profit before tax

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

United States	1,149	902	27.4%	260	247	5.3%
Canada	671	494	35.8%	178	129	38.0%
Latin America	159	205	-22.4%	-14	41
- of which Mexico	105	122	-13.9%	-13	10
- of which South America[1]	54	83	-34.9%	-1	31

Underlying profit before tax	1,979	1,601	23.6%	424	417	1.7%

1.	Argentina, Chile, Peru and Brazil through 30 September 2005

United States
In the United States, underlying profit before tax increased 27.4% to EUR 1,149 million, led by strong results in retirement services and annuities, supported by higher margins and continued asset growth. The composite margin including net credit-related gains and losses increased to 162 basis points from 134 basis points in 2004, including 5 basis points of net credit recoveries in 2005 and 6 basis points of net credit losses in 2004. Premium income declined 1.3% to EUR 18,077 million as lower individual life single premium and fixed annuity sales were largely offset by higher sales in retirement services, particularly in the third quarter after recording a number of large new contracts. Operating expenses were 8.0% higher at EUR 1,468 million on an underlying basis due to spending on strategic initiatives such as enhancements to web capabilities, costs related to implementing Sarbanes-Oxley, and higher incentive-related benefit costs. Expenses in 2005 also included EUR 16 million of restructuring costs for the insurance and investment management businesses to enhance future profitability. The value of new life business in the U.S. increased 24.6% to EUR 172 million on higher sales and an increase in the internal rate of return from 10.3% to 11.0%, or 11.4% in U.S. dollars.
Canada
In Canada, underlying profit before tax climbed 35.8% to EUR 671 million on continued strong underwriting results, higher investment income, and the purchase of Allianz Canada in the fourth quarter of 2004. The strengthening of the Canadian dollar contributed EUR 34 million to the profit increase. The strong underwriting results were driven by a historically low claims ratio coupled with an increase in volume from the Allianz acquisition. The claims ratio improved slightly to 56.3% from 56.6% in 2004. The expense ratio was higher in 2005 due to expenses related to the integration of the Allianz Canada business. The combined ratio deteriorated to 86.8% in 2005 from 85.1% in 2004. Premium income rose 16.8% to EUR 2,585 million primarily due to the acquisition of Allianz Canada in December 2004.
Latin America
In Mexico, underlying profit before tax declined 13.9% to EUR 105 million primarily due to claims and expenses from three major hurricanes, two of which occurred during the fourth quarter, causing a loss in that period. The hurricanes, along with related costs to extend reinsurance coverage after the storms, had a negative impact of EUR 39 million before tax in 2005, of which EUR 28 million was accounted for in the fourth quarter. The fourth-quarter also includes a charge of EUR 9 million for a broad restructuring designed to improve efficiency and customer service, including a reduction of the workforce by approximately 15%. Premium income declined 8.2% to EUR 1,424 million on lower sales and the non-renewal of some large property & casualty contracts as the company focuses on more profitable retail market segments. Competitive conditions in Mexico remain challenging due to the increased cost of reinsurance and continued pressure on pricing in the auto and pension markets.
In South America, underlying profit before tax declined 34.9% to EUR 54 million due to lower earnings in Chile, including the impact of lower investment income as a result of low interest rates and reserve strengthening in the health business. Premium income in the region increased 9.3% to EUR 597 million mainly due to higher life sales in Chile. Operating expenses for the region increased 25.0% due to higher staffing and office expenses in Chile as a result of IT improvements and customer service enhancements. A loss in Brazil after reserve strengthening in the life and auto lines was not reflected in results from the fourth quarter, consistent with equity accounting for ING’s 49% stake in Sul America.
Table 12. Insurance Americas premium income

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

United States	18,077	18,308	-1.3%	4,634	4,260	8.8%
Canada	2,585	2,213	16.8%	646	555	16.4%
Latin America	2,021	2,097	-3.6%	589	565	4.2%
- of which Mexico	1,424	1,551	-8.2%	430	423	1.7%
- of which South America[1]	597	546	9.3%	159	142	12.0%

Premium income excluding divestments	22,683	22,618	0.3%	5,869	5,380	9.1%
Premium income from divested units	61	143		6	32

Total premium income	22,744	22,761	-0.1%	5,875	5,412	8.6%

1.	Argentina, Chile, Peru

2.3 Insurance Asia/Pacific profit excluding Taiwan increases 15.8%
•	Strong income growth from all business units: life premiums increase 32.6%

•	Focus on value creation: value of new business rises 16.2% to EUR 373 million

•	Further increase in margins: internal rate of return increases to 15.0%
Table 13. Insurance Asia/Pacific profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	12,245	9,232	32.6%	3,148	2,788	12.9%
Non-life premium income	41	237	-82.7%	10	7	42.8%

Total premium income	12,286	9,469	29.7%	3,158	2,795	13.0%
Investment income	925	944	-2.0%	266	186	43.0%
Commission and other income	-12	77	-115.6%	-41	1

Total income	13,199	10,490	25.8%	3,383	2,982	13.4%

Underwriting expenditure	11,838	9,003	31.5%	2,992	2,649	12.9%
Other interest expenses	8	8		2	2
Operating expenses	867	727	19.3%	243	210	15.7%
Impairments/investment losses	8	-4		7	-4	275.0%

Total expenditure	12,721	9,734	30.7%	3,244	2,857	13.5%

Total profit before tax	478	756	-36.8%	139	125	11.2%

Underlying profit
Total profit before tax	478	756	-36.8%	139	125	11.2%
Gains/losses on divestments	27	219		27
Profit before tax from divested units	4	62			5
Special items

Underlying profit before tax	447	475	-5.9%	112	120	-6.7%

Underlying profit before tax life insurance	441	472	-6.6%	110	120	-8.3%
Underlying profit before tax non-life insurance	6	3	100.0%	2

Key figures
Embedded value	1,799	2,076	-13.3%
Value of new life business	373	321	16.2%
Internal rate of return	15.0%	13.6%
Annual premium equivalent (APE)	2,339	1,386	68.8%
Assets under management[1] (in EUR billion)	71.8	50.9	41.1%
Staff (average FTEs)	8,400	8,200	2.4%

1.	Figures are year-end
Full-year profit
Insurance Asia/Pacific continued to focus on delivering growth for the Group by expanding its market position in the countries where it is active and investing for future growth in important markets such as China and India. In 2005 virtually all business units increased market share on the back of strong sales growth as businesses in the region continued to expand their distribution strength through professional tied agent networks and bancassurance channels. Continued emphasis on value creation as well as increased scale led to a further improvement in margins on new life sales, which, combined with strong sales growth, resulted in a solid increase in the value of new business. Financial results continued to be affected by reserve strengthening in Taiwan as a result of low interest rates.
Underlying profit before tax from Insurance Asia/Pacific declined 5.9% to EUR 447 million as a result of the strengthening of reserves in Taiwan due to the continued low interest rate environment. Excluding Taiwan, underlying profit before tax in the rest of the region increased 15.8% to EUR 447 million from EUR 386 million, driven by a 52.1% increase in South Korea. Results in 2004 were favoured by the release of a EUR 29 million reserve for capital-guaranteed products in Australia and a EUR 30 million release of reserves for a wage-tax assessment. Excluding Taiwan and these one-off items, profit rose 36.7%. Underlying profit before tax declined 6.7% in the fourth quarter from the same period last year, however excluding Taiwan and the release in Australia in the fourth quarter of 2004, profit rose 41.8%.
Divestments had a significant impact on Insurance Asia/Pacific’s total profit before tax. In 2004, ING realised a gain of EUR 219 million on the sale of its 50% stake in a non-life insurance joint venture in Australia. Results in 2005 included a gain of EUR 27 million from the IPO of 90% of the shares in Austbrokers Holdings as ING focuses on the funds management and life insurance businesses in Australia. Including those gains and profit from the divested units, total profit before tax from Insurance Asia/Pacific declined 36.8% to EUR 478 million.

Income
Premium income rose 29.7% to EUR 12,286 million, led by a 32.6% increase in life premiums. Growth was driven by sharply higher sales of single-premium variable annuities in Japan, tied agency products in South Korea and short-term savings products in Taiwan. Strong premium growth rates were recorded in local currency terms in Japan (87.8%), South Korea (27.9%), Taiwan (11.3%), Malaysia (13.8%), India (141.8%), Thailand (42.6%), Hong Kong (10.8%) and China (27.2%). A reclassification of products in Australia from life insurance to investment products under IFRS 4 reduced premium income by EUR 1,051 million. Excluding the IFRS change, total life premiums increased 49.7%. Non-life premium income fell 82.7%, reflecting the sale of the Australian non-life business in the second quarter of 2004.
Investment income declined to EUR 925 million from EUR 944 million in 2004. However, excluding the realised gains on divestments in both years, investment income rose 24.2% to EUR 898 million, driven by growth of the investment portfolio in the region. Assets under management increased from EUR 50.9 billion to EUR 71.8 billion, mainly due to strong inflows of EUR 12.0 billion. Following a management restructuring in 2005 at the South Korean fund management joint venture, Kookmin Bank Asset Management, ING’s figures have been adjusted to reflect 20% of the total assets under management at the joint venture, in line with ING’s stake in the company.
Commission and other income declined to EUR -12 million from EUR 77 million, mainly due to losses under IFRS on derivatives in Japan that are used to hedge minimum-benefit guarantees on single-premium variable annuities, as well as an unrealised loss on non-trading derivatives in South Korea. That was partially offset by higher fee income on wealth management products in Australia as a result of growth in assets under management and the reclassification of most products in Australia from life insurance to investment products under IFRS.
Expenses
Operating expenses increased 19.3% to EUR 867 million, reflecting staff and salary increases to support the continuing growth of the businesses across the region. Expenses in the year-earlier period also benefited from the release of a EUR 30 million provision for a wage-tax assessment. Excluding that release and the impact of divestments and currency effects, operating expenses increased 14.5%, driven mainly by Japan and South Korea. Adjusted for the release of the wage-tax provision, expenses as a percentage of assets under management for investment products improved from 1.13% in 2004 to 0.93% in 2005, while expenses as a percentage of premiums for life products improved from 9.03% to 8.35%. The average number of full-time staff rose 2.4% to 8,400 mainly due to increases in India and South Korea.
Embedded Value & Value of New Business
Table 14. Insurance Asia/Pacific new life insurance production

	New production 2005				New production 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	premium	Business	IRR	Premium	Premium	Business	IRR

Australia & New Zealand	70	1,088	16	12.6%	66	682	8	11.2%
South Korea	611	213	159	48.9%	384	201	98	26.7%
Taiwan	484	149	107	14.2%	222	131	97	11.0%
Japan	393	5,007	85	11.3%	303	1,941	112	15.0%
Rest of Asia[1]	129	70	5	8.4%	112	42	7	9.4%

Total	1,687	6,527	373	15.0%	1,086	2,996	321	13.6%

1.	Including China, India, Thailand, Hong Kong and Malaysia
The embedded value of the life business at Insurance Asia/Pacific declined to EUR 1,799 million at the end of 2005 from EUR 2,076 million in 2004 as a result of changes in economic assumptions, particularly in Taiwan where interest rate assumptions have been adjusted downwards. The initial risk-free rates have been lowered to 2.41% and the future path to 5.75% has been lengthened to 20 years from 10 years, resulting in a negative impact of EUR 1,075 million (net of corresponding discount rate adjustments). As a result, the embedded value for Taiwan was EUR -852 million. The value of new life insurance business written by Insurance Asia/Pacific increased 16.2% to EUR 373 million, driven by strong sales and higher margins at almost all business units. South Korea made a particularly strong contribution driven by robust sales, higher margins and an improved product mix. Japan saw a decline in the value of new business compared with 2004 due to lapse assumption changes on the corporate-owned life insurance business. New sales, measured in annual premium equivalent, increased 68.8% driven by South Korea, Japan and Taiwan. The internal rate of return increased to 15.0% from 13.6% due to continued strong pricing discipline and increased scale of the business units.

Geographical breakdown Insurance Asia/Pacific
Table 15. Insurance Asia/Pacific underlying profit before tax

		Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Australia & New Zealand	169	163	3.7%	37	69	-46.4%
South Korea	181	119	52.1%	47	39	20.5%
Taiwan	0	89		0	12
Japan	74	71	4.2%	19	6	216.7%
Rest of Asia[1]	23	33	-30.3%	9	-6

Underlying profit before tax	447	475	-5.9%	112	120	-6.7%

1. Including China, India, Thailand, Indonesia, Hong Kong and Malaysia
Australia & New Zealand
ING’s businesses in Australia & New Zealand include ING Holdings, ING Investment Management and ING’s 51% interests in two wealth management and life insurance joint ventures with ANZ Bank called ING Australia and ING New Zealand. ING and ANZ formed the second joint venture, ING New Zealand, as of 1 October 2005. The new entity includes all insurance and managed funds products distributed by ANZ National Bank in New Zealand as well as the New Zealand operations that were previously included in the ING Australia joint venture. Total underlying profit before tax from the businesses increased 3.7% to EUR 169 million. Results included a one-off release from reserves of EUR 29 million in the fourth quarter of 2004 related to a review of capital guaranteed products at ING Australia. Excluding that impact, profit before tax from Australia and New Zealand increased 26.1%.
ING Australia and ING New Zealand posted a 10.0% increase in profit to EUR 110 million, excluding the release of reserves mentioned above, driven mainly by higher investment income due to strong investment markets, as well as favourable claims. Results from the wealth management business were driven by higher assets under management underpinned by strong market performance and increased sales, resulting in higher fee income. In the life insurance business, underwriting profits increased due to higher in-force premiums on group life and master trust business, higher investment returns and favourable claims experience. New business sales increased, driven by sales through ANZ distribution channels. Operating expenses were 9.6% higher, or 6.0% excluding currency effects, due to provisions to resolve unit-pricing issues following an enforceable undertaking agreed with ASIC, a local regulator. Life premium income declined to EUR 181 million from EUR 1,223 million, reflecting the reclassification of the majority of products from life insurance to investment products under IFRS.
ING Investment Management posted a profit of EUR 10 million, up 9.1% from last year, supported by strong investment markets. Underlying profit before tax also includes EUR 49 million from the holding company in Australia, including additional interest income from the sales proceeds of the non-life joint venture.
South Korea
In South Korea, underlying profit before tax rose 52.1% to EUR 181 million, due to strong sales. Premium income rose 42.6%, driven by sales of variable and universal life products as well as continued high persistency on existing contracts. Premiums were boosted by the introduction of new products, expansion of the tied agency network and new bancassurance partnerships. The launch of the bancassurance joint venture with Kookmin Bank, KB Life, in the first quarter of 2005 further increased premiums and generated a profit. Profits were negatively impacted by EUR 15 million in unrealised losses on non-trading derivatives which do not qualify for hedge accounting under IFRS. The internal rate of return on new life business increased strongly to 48.9%. The value of new business rose 62.2% to EUR 159 million due to a move towards unit-linked products.
Taiwan
ING recorded a profit of nil for Taiwan in 2005 as a result of measures taken to strengthen reserves due to the continued low interest rate environment. A total charge of EUR 220 million was taken in 2005 to strengthen reserves, compared with EUR 100 million in 2004. At the end of 2005, reserves remained adequate at the 50% confidence level under IFRS accounting. However a decline in interest rates in the fourth quarter of 2005 and assumption changes had a further negative impact on the reserve adequacy, which stood at a 53% confidence level (EUR 165 million) at the end of the year, compared with 57% at the end of the second quarter. At ING’s 90% confidence level, the reserve inadequacy in Taiwan remained in the EUR 2.8 billion to EUR 3.3 billion range, while the inadequacy for the Insurance Asia/Pacific region narrowed to between EUR 1.1 billion and EUR 1.6 billion. That is more than compensated by reserves elsewhere in the Group, and ING’s life insurance businesses as a whole has excess adequacy of between EUR 6 billion and EUR 7 billion at a 90% confidence level, including the shortfall in Taiwan. These figures remain highly sensitive to interest rates and other assumptions and can only be reliably estimated within broad ranges which are bound to vary significantly from quarter to quarter. If a further decline in interest rates or other unfavourable experience were to result in IFRS reserves becoming inadequate at a 50% confidence level, ING’s policy is to record a loss to restore reserves to the 50% confidence level. A yield curve shift of 10 basis points would have an impact of approximately EUR 150 million on the 50% reserve adequacy under IFRS.
Under U.S. GAAP accounting rules, the treatment of reserve adequacy is different because reserve strengthening is not permitted if reserves are adequate according to “best estimate” assumptions, which is similar to the 50% confidence level testing used under IFRS. Therefore, actions announced by ING to strengthen reserves in the past by approximately EUR 420 million under IFRS do not apply under U.S. GAAP. As a result, reserves are lower on a U.S. GAAP basis, and no longer satisfy the best estimate assumptions. Therefore, a loss will be recognised in ING’s profit under U.S. GAAP.
Taiwan continues to focus on creating value through profitable new business sales. The value of new business rose 10.3% in 2005 to EUR 107 million. The internal rate of return on new business increased to 14.2% from 11.0% a year earlier. Adjusted for currency effects, premium income rose 11.3%, lifted by an increase in new sales as well as high persistency on renewal premiums. Adjusted for currency effects, operating expenses rose 2.5% compared with the prior year, mainly due to regulatory matters including pension changes and Sarbanes-Oxley compliance.
Japan
In Japan, underlying profit before tax increased 4.2% to EUR 74 million. Profits from the single-premium variable annuity and mutual fund businesses increased due to strong growth in premiums resulting in higher fee income. Despite growth in new business and higher premiums, profits from the corporate-owned life insurance business decreased mainly due to lower investment yields from the continuing low interest rate environment and higher levels of early surrenders. Premium income from single-premium variable annuities increased sharply to EUR 5,019 million from EUR 2,266 million as a result of strong sales through a diversified distribution network of banks, securities brokers and independent agents. Premiums from corporate-owned life insurance rose 11.0% to EUR 1,324 million due to ING’s leading position in the independent agency channel.
Rest of Asia
In the Rest of Asia, underlying profit before tax declined to EUR 23 million from EUR 33 million in 2004, when results were positively impacted by the release of a EUR 30 million reserve for a wage tax assessment in the second quarter. Excluding this impact profit before tax increased by EUR 20 million, mainly driven by Hong Kong and Malaysia.
Table 16. Insurance Asia/Pacific premium income

		Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Australia & New Zealand	181	1,223	-85.2%	52	330	-84.2%
South Korea	2,278	1,598	42.6%	644	450	43.1%
Taiwan	2,707	2,348	15.3%	784	726	8.0%
Japan	6,343	3,459	83.4%	1,454	1,113	30.6%
Rest of Asia[1]	777	641	21.2%	224	177	26.6%

Premium income excluding divestments	12,286	9,269	32.5%	3,158	2,796	12.9%
Divested units		200			-1

Total premium income	12,286	9,469	29.7%	3,158	2,795	13.0%

1. Including India, China, Hong Kong, Thailand, Indonesia and Malaysia

3. Banking operations
Table 17. ING Group: Banking profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	9,162	8,699	5.3%	2,409	2,223	8.4%
Investment income	937	363	158.1%	126	36	250.0%
Commission income	2,401	2,581	- 7.0%	626	590	6.1%
Other income	1,348	1,035	30.2%	223	265	- 15.8%

Total income	13,848	12,678	9.2%	3,384	3,114	8.7%

Operating expenses	8,844	8,795	0.6%	2,238	2,380	- 6.0%

Gross result	5,004	3,883	28.9%	1,146	734	56.1%
Addition to provisions for loan losses	88	465	- 81.1%	26	99	-73.7%

Total profit before tax	4,916	3,418	43.8%	1,120	635	76.4%

Taxation	924	859	7.6%	113	79	43.0%

Profit before third-party interests	3,992	2,559	56.0%	1,007	556	81.1%
Third-party interests	50	153	-67.3%	28	23	21.7%

Net profit (attributable to shareholders)	3,942	2,406	63.8%	979	533	83.7%

Underlying profit
Total profit before tax	4,916	3,418	43.8%	1,120	635	76.4%
Gains/losses on divestments	379	-166		0	-169
Profit before tax from divested units	6	67		-8	-3
Special items	0	-44		0	-19

Underlying profit before tax	4,531	3,561	27.2%	1,128	826	36.6%

Key figures
Cost/income ratio	63.9%	69.4%		66.1%	76.4%
RAROC (pre-tax)	27.7%	19.4%
RAROC (after tax)	22.6%	14.5%
Net return on capital and reserves[1]	24.2%	15.8%
Total risk-weighted assets[2] (in EUR billion)	319.7	274.1	16.6%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	3	18
Staff (average FTEs)	63,700	63,600	0.2%

1.	Figures are full-year and 2004 figures are on Dutch GAAP basis
Full-year profit
ING’s banking businesses showed a strong increase in profit in 2005 driven by solid growth in income at ING Direct and Retail Banking, as well as historically low risk costs. Underlying profit before tax rose 27.2% to EUR 4,531 million. Growth was driven by higher savings and strong demand for mortgages at both Retail Banking and ING Direct, including high prepayment penalties on the refinancing of mortgages in the Netherlands. Profit was also supported by the sale of equity investments and a positive impact on balance from IFRS. The cost/income ratio improved as strong income growth outpaced a modest increase in underlying operating expenses. Continued focus on value creation and a stringent approach to capital allocation resulted in a strong increase in the risk-adjusted return on capital after tax, driven by higher returns from all three banking business lines.
Divestments had a positive impact on profit before tax in 2005, including EUR 379 million in realised gains compared with a loss of EUR 166 million in 2004. Divested units contributed EUR 6 million to profit in 2005 and EUR 67 million in 2004. Results in 2004 also included a restructuring provision of EUR 41 million for the international Wholesale Banking network. Including those items, total profit before tax from banking rose 43.8% to EUR 4,916 million. The effective tax rate declined to 18.8% from 25.1% due to non-taxable gains on divestments, a lower statutory tax rate in the Netherlands, non-taxable gains on equities mainly in Belgium, a release of EUR 35 million from the tax provisions, and a EUR 148 million tax asset created in the U.S. in the fourth quarter of 2005. Net profit from banking rose 63.8% to EUR 3,942 million. (See Appendix 2 for divestments and special items.)
Income
Total income from banking increased 9.2% to EUR 13,848 million, however on an underlying basis, excluding divestments and special items, banking income rose 11.4% to EUR 13,408 million, mainly due to strong growth in savings and mortgage lending as well as higher investment income.
The interest result increased 5.3% to EUR 9,162 million. On an underlying basis, the interest result rose 9.0% to EUR 9,157 million, driven by strong growth in savings and mortgage lending at Retail Banking and ING Direct, as well as higher prepayment penalties as customers refinanced their mortgages to take advantage of low interest rates. This was partially offset by lower interest results in Wholesale Banking due to margin pressure and a decline in volumes as the business focused on cross-selling fee products and limiting growth in risk-weighted assets. The implementation of IAS 32 and 39 from 2005 had a negative impact of approximately EUR 70 million on the interest result. The total interest margin was 1.17%, down 5 basis points compared with the estimated interest margin (including IAS 32 and 39) for 2004. The decrease was caused by a flattening of the yield curve, some pressure on margins, and a larger proportion of assets from ING Direct, which has a lower average interest margin. In 2005, loans and advances to customers of the banking operations grew by EUR 63.3 billion, or 18.6%, to EUR 403.1 billion at the end of December. Corporate lending increased 11.7% or EUR 23.2 billion, of which EUR 14.2 billion was in the Netherlands and EUR 9.0 billion was outside the Netherlands. Personal lending grew by 27.1% or EUR 39.5 billion, including a EUR 35.1 billion increase in residential mortgages, of which EUR 21.1 billion was from ING Direct and EUR 10.8 billion was from the Dutch retail banking activities. Customer deposits and other funds on deposit of the banking operations grew by EUR 68.0 billion, or 17.1%, to EUR 466.2 billion at year-end 2005, driven by strong growth at ING Direct. (See Appendix 7.5 for loans and advances to customers of the banking operations.)
Investment income increased sharply due to the inclusion of EUR 379 million in gains on divestments in 2005 and a loss of EUR 166 million from divestments in 2004. On an underlying basis, investment income increased 18.7% to EUR 558 million from EUR 470 million, mainly due to gains on equity investments in Belgium and the Americas, and EUR 60 million in realised gains on the sale of bonds. That was partially offset by lower income from investment properties.
Commission income declined 7.0% to EUR 2,401 million, fully caused by the impact of divestments. On an underlying basis, commission income rose 6.7%, to EUR 2,348 million, driven by higher management fees (mainly from ING Real Estate) and higher commissions from the securities business, funds transfers and brokerage and advisory fees. Other commission and insurance broking commission declined compared with 2004.
Other income rose 30.2% to EUR 1,348 million. On an underlying basis, Other income increased EUR 383 million, or 39.8%, to EUR 1,345 million, including a EUR 226 million positive valuation result on non-trading derivatives. The proportional (50%) consolidation of Postkantoren BV in the Netherlands from 2005, which had no impact on total profit, added EUR 168 million to Other income. The share of profit from associates increased by EUR 106 million, mainly due to minority shareholdings at ING Real Estate. The underlying result of the trading portfolio decreased by EUR 141 million, in part due to a reclassification of interest-related components from trading results to interest results. (See Appendix 7.4 for additional information on banking income.)
Expenses
Total operating expenses increased 0.6% to EUR 8,844 million, as divestments largely offset the impact of consolidations, higher labour costs and one-off expenses. On an underlying basis, excluding the impact of divestments and special items, operating expenses rose 9.6% to EUR 8,789 million, an increase of EUR 768 million. Of that increase, EUR 255 million was related to one-off costs, including EUR 47 million to restructure the Operations & IT activities in the Benelux, EUR 27 million for accelerated software depreciation, EUR 78 million in impairments on development projects at ING Real Estate (including EUR 40 million in the fourth quarter), and EUR 103 million in provisions taken in Belgium. An additional EUR 168 million was related to the consolidation of 50% of Postkantoren BV. The remaining increase was driven by continued strong growth of ING Direct, the acquisition of Mercator Bank in Belgium, investments to expand the retail banking activities in Romania, Poland and India, as well as higher IT costs. Personnel expenses increased, particularly in the Netherlands as a result of the new collective labour agreement. However, that was largely offset by a net release of EUR 119 million in provisions for employee benefits following legislative changes in the Netherlands related to healthcare and pensions. Excluding all non-recurring items, and adjusted for exchange rate differences, recurring operating expenses of the banking operations increased 5.5% (and 3.3% excluding ING Direct). The total cost/income ratio of the banking operations improved to 63.9% from 69.4%. On an underlying basis, the cost/income ratio improved to 65.6% from 66.6% in 2004. The average number of staff increased slightly to 63,700 from 63,600 as the impact of divestments and the reductions in the Operations & IT activities was fully offset by the consolidation of Postkantoren BV and Mercator Bank, growth at ING Direct and the retail activities in Poland, India and Romania.

Additions to the provision for loan losses remained exceptionally low, supported by an improvement of the credit portfolio, the release of provisions previously taken, the absence of new large defaults and improvements in risk management. The total addition in 2005 amounted to EUR 88 million, including EUR 26 million in the fourth quarter, compared with EUR 465 million in 2004. As a percentage of average credit-risk-weighted assets, the addition in 2005 equalled just 3 basis points compared with 18 basis points in 2004. Although there is no indication yet of a deterioration of the credit environment, risk costs are expected to return gradually to a normalised level estimated at this point in time to be between 25-30 basis points.
RAROC
The after-tax risk-adjusted return on capital (RAROC) of the banking operations improved to 22.6% from 14.5% in 2004. On an underlying basis, excluding divestments and special items, the after-tax RAROC improved to 18.8% from 16.4%, driven by higher economic returns due to the sharpened focus on managing for value throughout the company and a more stringent approach to capital allocation. All three banking business lines posted higher RAROCs, and all performed above ING’s target of 12.0% after tax. Wholesale Banking’s underlying RAROC after-tax improved to 16.7% from 14.9%. The underlying RAROC after-tax of Retail Banking rose to 34.1% from 26.1%, and the after-tax RAROC of ING Direct improved to 14.9% from 11.3%. Total economic capital decreased by EUR 0.2 billion to EUR 15.0 billion, reflecting the impact of divestments. Excluding divestments, economic capital increased by EUR 0.7 billion due to higher capital at ING Direct and Retail Banking, while economic capital at Wholesale Banking was reduced by EUR 0.2 billion. In the RAROC calculation, the actual credit-risk provisioning is replaced by statistically expected losses reflecting the average credit losses over the entire economic cycle. Figures for 2004 have been adjusted for changes to the model for market risk, and further refinements to the model are expected as ING prepares for Basel II.

3.1 Wholesale Banking profit rises 8.8%: focus on key clients, products
•	New target operating model for international network improves profitability
•	Releases from loan loss provisions due to benign credit environment
•	Underlying RAROC after tax improves to 16.7% from 14.9%
Table 18. Wholesale Banking profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	2,928	3,272	-10.5%	755	807	-6.4%
Commission income	1,199	1,363	-12.0%	327	310	5.5%
Other income	1,830	1,236	48.1%	283	192	47.4%

Total income	5,957	5,871	1.5%	1,365	1,309	4.3%

Operating expenses	3.466	3.734	-7.2%	882	967	-8.8%

Gross result	2,491	2,137	16.6%	483	342	41.2%
Addition to provisions for loan losses	-108	192		-11	19

Total profit before tax	2,599	1,945	33.6%	494	323	52.9%

Underlying profit

Total profit before tax	2,599	1,945	33.6%	494	323	52.9%
Gains/losses on divestments	317	-166		0	-169
Profit before tax from divested units	6	60		-8	-4
Special items	0	-41		0	-41

Underlying profit before tax	2,276	2,092	8.8%	502	537	-6.5%

Key figures
Cost/income ratio	58.2%	63.6%		64.6%	73.9%
RAROC pre-tax	24.4%	16.0%
RAROC after tax	22.3%	12.2%
Total risk-weighted assets (in EUR billion)	156.1	147.5	5.8%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	-7	12
Staff (average FTEs)	20,800	24,000	-13.3%
Full-year profit
In 2005 the Wholesale Banking activities focused on increasing cross-selling and strengthening client relationships. This contributed to a strong deal flow, including a number of landmark deals, particularly in the Benelux. The international Wholesale Banking network achieved a strong improvement in profitability in 2005, particularly in the Americas, the U.K. and Central & Eastern Europe, following a restructuring to focus on key clients and product segments. A sharp focus on capital allocation has enabled ING Wholesale Banking to increase its risk-adjusted returns. The introduction of a functional organisation structure at the beginning of last year has sharpened the focus on profitable growth in key products such as Payments & Cash Management, Structured Finance, Leasing and Financial Markets. ING Real Estate showed strong growth, particularly in the investment management business line, driven by organic growth and the acquisition of a number of large property portfolios.
Underlying profit before tax from Wholesale Banking rose 8.8% to EUR 2,276 million, driven by higher income from Structured Finance, Leasing and ING Real Estate, as well as a release of loan loss provisions due to a benign credit environment and improved risk management.
Gains on divestments contributed EUR 317 million to profit before tax in 2005, while divestments in 2004 resulted in a loss of EUR 166 million. Divested units contributed EUR 6 million to profit before tax in 2005, compared with EUR 60 million in 2004. Results in 2004 also included a restructuring provision of EUR 41 million for the international Wholesale Banking network. Including those items, total profit before tax rose 33.6% to EUR 2,599 million.
Income
Total income increased 1.5% to EUR 5,957 million. Excluding divestments, underlying income rose 4.8% to EUR 5,579 million, driven by the international Wholesale Banking activities in the U.K., the Americas and Central & Eastern Europe, growth of Leasing as well as a 16.2% increase in income from ING Real Estate. Underlying interest income declined 2.3% to EUR 2,923 million due to pressure on margins. Commission income rose 6.9% on an underlying basis to EUR 1,146 million, due to higher management fees at ING Real Estate, while Other income rose 19.7% to EUR 1,510 million, supported by gains on the sale of equity investments and fair value changes on non-trading derivatives.

Expenses
Operating expenses declined 7.2% to EUR 3,466 million, due entirely to the divestments of the Asian cash equities business, CenE Bankiers, parts of BHF-Bank, and Baring Asset Management. Excluding divestments, underlying operating expenses increased 12.1% to EUR 3,411 million, due in part to non-recurring items such as EUR 103 million in provisions taken in Belgium in 2005, EUR 12 million in restructuring costs for initiatives to improve efficiency in the IT organisation and EUR 78 million in impairment losses on development projects at ING Real Estate. Those items were partially offset by EUR 36 million in releases of provisions for employee benefits following legislative changes in the Netherlands related to healthcare and pensions. Excluding all non-recurring items and adjusted for exchange rate differences, recurring operating expenses of Wholesale Banking increased 6.3%. The underlying cost/income ratio deteriorated to 61.1% from 57.1% as a result of the non-recurring costs above. The average number of wholesale staff decreased 13.3% to 20,800, mainly due to divestments.
The addition to the provision for loan losses declined from EUR 192 million in 2004 to a net release of EUR 108 million in 2005, due to improvements in the credit environment and the limited inflow of large new problem loans. Only the Wholesale Banking activities in the Netherlands showed an addition to loan loss provisions in 2005. The net release equalled -7 basis points of average credit-risk-weighted assets compared with an addition of 12 basis points in 2004.
RAROC
Table 19. Wholesale Banking risk-adjusted return on capital

	RAROC %[1] (pre-tax)		Economic capital (in EUR billion)
	2005	2004	2005	2004	Change

Netherlands	27.7	25.5	2.5	3.0	-16.7%
Belgium	19.9	22.2	1.9	2.5	-24.0%
Rest of World	17.5	-1.6	2.7	3.1	-12.9%
Other	-28.8	-43.6	0.2	0.2

Subtotal Wholesale Banking	20.6	13.6	7.3	8.8	-17.0%
Asset management[2]	46.9	39.5	1.2	0.8	50.0%

Total pre-tax	24.4	16.0	8.5	9.6	-11.5%
Total after tax	22.3	12.2

1.	2004 RAROC figures have been restated to reflect changes in the model for market risk

2.	Mainly ING Real Estate and Baring Asset Management
The after-tax risk-adjusted return on capital from Wholesale Banking improved from 12.2% in 2004 to 22.3% in 2005, lifted in part by the impact of divestments. Underlying RAROC after-tax improved to 16.7% from 14.9%. The pre-tax RAROC of the Wholesale Banking activities in the Netherlands remained strong, while Belgium showed a slight decrease. The pre-tax RAROC in Rest of World, excluding divestments, improved to 16.4% from 11.8%, supported by a realignment of the operating model outside the Benelux to focus on key clients and products. RAROCs in the U.K. and the Americas improved strongly, while the performance in Germany and Asia is still below ING’s target. The pre-tax RAROC of ING Real Estate declined to 27.5% from 40.9% in 2004 due to impairments on development projects. Total economic capital decreased by EUR 1.1 billion, mainly due to divestments. Excluding divestments, economic capital was EUR 0.2 billion lower.
Geographical breakdown Wholesale Banking
Table 20. Wholesale Banking underlying profit before tax

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	790	826	- 4.4%	190	183	3.8%
Belgium	519	665	- 22.0%	79	105	-24.8%
Rest of World	671	313	114.4%	132	113	16.8%
Other	-50	-47		4	-3

Subtotal Wholesale Banking	1,930	1,757	9.8%	405	398	1.8%
Asset management[1]	346	335	3.3%	97	139	-30.2%

Underlying profit before tax	2,276	2,092	8.8%	502	537	-6.5%

1.	Mainly ING Real Estate
Netherlands
In the Netherlands, underlying profit before tax declined 4.4% to EUR 790 million as growth in income was more than offset by higher operating expenses. Total income rose 3.7%, driven by Structured Finance and Leasing. That was partially offset by lower income from Payments & Cash Management and General Lending due to lower margins, as well as lower income from Financial Markets. Operating expenses increased 11.8%, due to higher expenses resulting from the collective labour agreement, the growth of Leasing and higher IT expenses, including EUR 12 million in restructuring costs for initiatives to improve efficiency in the IT organisation as announced in 2005. That was offset in part by the EUR 36 million release from provisions for employee benefits following legislative changes in the Netherlands related to healthcare and pensions. Risk costs declined to 10 basis points of average credit-risk-weighted assets from 12 basis points in 2004.
Belgium
In Belgium, underlying profit before tax declined 22.0% to EUR 519 million, due to lower Financial Markets results compared with a very strong 2004, as well as higher operating expenses due to provisions. Total income declined 8.1% as lower Financial Markets results more than offset higher income from Corporate Finance & Equity Markets and from Structured Finance. Operating expenses increased 12.8%, due to EUR 103 million in provisions taken in 2005, mainly related to Williams de Broë. Risk costs declined from the already very low level of 3 basis points of average credit-risk-weighted assets in 2004 to -17 basis points in 2005, due to a net release of EUR 64 million.
Rest of World
In the Rest of the World, underlying profit before tax more than doubled to EUR 671 million from EUR 313 million, driven by releases of debtor provisions as well as higher income following the successful implementation of a programme to improve profitability by focusing on key clients and products. Total income rose 14.2%, due to higher Structured Finance and Financial Markets results in the U.K., higher income from all product groups in the Americas, and higher income from Financial Markets in Central & Eastern Europe. Underlying operating expenses increased 3.5%, of which 2.4%-points were due to currency movements. Past restructuring initiatives largely offset investments in the infrastructure in Germany following the sale of most of BHF-Bank and higher bonuses as a result of the increased income. Risk costs dropped from EUR 109 million, or 23 basis points of average credit-risk-weighted assets in 2004, to a release of EUR 87 million, or -20 basis points, in 2005. All regions in the Rest of the World showed a net release of risk costs in 2005.
ING Real Estate
Profit before tax from ING Real Estate declined 4.4% to EUR 349 million from EUR 365 million as impairments on development projects offset higher profit from the real estate finance and investment management activities. The real estate financing activities benefited from growth in the lending portfolio and lower risk costs. Profit before tax from the investment management activities increased due to strong growth of assets under management following the purchases of portfolios including the Gables Residential Trust in the U.S. and the Abbey National portfolio in the U.K., as well as revaluations on properties to fair value. Results from real estate development declined sharply, due to EUR 78 million in impairments, of which EUR 40 million was taken in the fourth quarter of 2005, mainly related to projects in Poland and the Czech Republic. Total underlying profit of the asset management activities of Wholesale Banking, including ING Real Estate, was EUR 346 million, an increase of 3.3% compared with 2004.

3.2 Retail Banking profit rises 55.4%: strong growth in the Benelux
•	Strong income increase of 14.5% driven by growth in mortgages and savings
•	Cost/income ratio improves to 66.1% from 73.2% supported by strict cost control
•	Underlying RAROC after-tax rises to 34.1% from 26.1%
Table 21. Retail Banking profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	4,397	3,928	11.9%	1,125	995	13.1%
Commission income	1,098	1,137	- 3.4%	272	260	4.6%
Other income	301	-3		59	38	55.3%

Total income	5,796	5,062	14.5%	1,456	1,293	12.6%

Operating expenses	3,829	3,703	3.4%	925	1,054	- 12.2%

Gross result	1,967	1,359	44.7%	531	239	122.2%
Addition to provisions for loan losses	90	184	-51.1%	25	64	-60.9%

Total profit before tax	1,877	1,175	59.7%	506	175	189.1%

Underlying profit
Total profit before tax	1,877	1,175	59.7%	506	175	189.1%
Gains/losses on divestments	62
Profit before tax from divested units		7			1
Special items

Underlying profit before tax	1,815	1,168	55.4%	506	174	190.8%

Key figures
Cost/income ratio	66.1%	73.2%		63.5%	81.5%
RAROC pre-tax	52.4%	38.8%
RAROC after tax	36.0%	26.2%
Total risk-weighted assets (in EUR billion)	89.8	76.5	17.4%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	11	25
Staff (average FTEs)	36,400	34,300	6.1%
Full-year profit
The Retail Banking business line posted very strong growth in 2005, while further improving the already high risk-adjusted return on capital. The retail banking units in the Netherlands and Belgium continued to strive for profitable and selective growth, while improving efficiency and customer satisfaction. In Belgium, ING expanded the distribution capacity of its Record Bank unit with the purchases of Mercator Bank in 2004 and Eural, which was completed in December 2005. At the same time, Retail Banking is concentrating on growth in Poland, Romania and India as well as Private Banking. ING also bought a 19.9% stake in Bank of Beijing in 2005.
Underlying profit before tax from Retail Banking rose 55.4% to EUR 1,815 million, driven by strong growth in the home markets of the Benelux. Double-digit top-line growth was driven by savings and mortgages in Belgium and the Netherlands, including higher prepayment penalties on mortgages as clients refinanced to take advantage of low interest rates. Risk costs declined as a result of the benign credit environment as well as releases in Belgium and Poland as the quality of the credit portfolio improved. Cost containment measures and strong income growth resulted in an improvement in the cost/income ratio, while continued focus on profitable growth led to a further increase in the risk-adjusted return on capital.
Divestments in 2005 contributed EUR 62 million to profit before tax, representing Retail Banking’s portion of the gain on the sale of a 12.8% stake in ING Bank Slaski in Poland, taking ING’s stake to 75%. The divested retail banking activities of BHF-Bank contributed EUR 7 million to profit in 2004. Including those items total profit before tax rose 59.7% to EUR 1,877 million.
Income
Total income increased 14.5% to EUR 5,796 million, driven mainly by higher income from mortgages and savings in the Netherlands and growth from savings, current accounts and structured notes in Belgium. Excluding the impact of divestments, income growth was also affected by the proportional (50%) consolidation of Postkantoren BV in the Netherlands from January 2005 (which had no impact on total profit) and the EUR 48 million loss taken in the first quarter of 2004 on a unit-linked mortgage product in the Netherlands. Excluding those items, total income rose a healthy 11.1%.

Expenses
Expenses were well under control in 2005. Operating expenses increased 3.4% to EUR 3,829 million. Underlying operating expenses rose 5.7%, mainly due to the consolidation of Postkantoren BV, as well as EUR 33 million in one-off costs related to the announced efficiency programme for the Operations & IT activities in the Benelux, and EUR 27 million in accelerated software depreciation in the Netherlands. Excluding those items, operating expenses decreased slightly as the impact of the new labour agreement in the Netherlands was offset by a release of EUR 83 million from provisions following legislative changes in the Netherlands related to healthcare and pensions. Excluding all non-recurring items and adjusted for exchange rate differences, recurring operating expenses of Retail Banking increased 0.5%, even including investments to expand in Romania, Poland, India and Private Banking. The cost/income ratio improved to 66.1% from 73.2%. The average number or retail staff rose 6.1% to 36,400, reflecting the consolidation of Postkantoren BV and growth in Poland, Romania and India.
The addition to the provision for loan losses declined 51.1% to EUR 90 million from EUR 184 million, mainly due to releases in Belgium and Poland. The addition equalled 11 basis points of average credit-risk-weighted assets compared with 25 basis points in 2004.
RAROC
Table 22. Retail Banking risk-adjusted return on capital

	RAROC % (pre-tax)		Economic capital (in EUR billion)
	2005	2004[1]	2005	2004	Change

Netherlands	70.4	58.5	2.0	1.9	5.3%
Belgium	51.1	16.4	0.6	0.5	20.0%
Poland	53.8	20.5	0.1	0.1
Other Retail Banking[2]	3.0	- 3.1	0.7	0.6	16.7%

Total pre-tax	52.4	38.8	3.4	3.1	9.7%
Total after tax	36.0	26.2

1.	2004 RAROC figures have been restated to reflect changes in the model for market risk

2.	Mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake
The after-tax risk-adjusted return on capital from Retail Banking improved to 36.0% from 26.2% in 2004. Excluding divestments, the underlying after-tax RAROC was 34.1% compared with 26.1% in 2004. The Netherlands and Belgium achieved very high pre-tax RAROCs. The pre-tax RAROC of Poland was 53.8%, however excluding the gain on ING Bank Slaski shares, the pre-tax RAROC declined to 6.7% from 20.5% as a result of increased investments in the branch network while income rose slightly. The low pre-tax RAROC from Other Retail Banking can be fully attributed to ING Vysya Bank and the Kookmin Bank stake, while the private banking activities in Asia are performing above ING’s target.
Geographical breakdown Retail Banking
Table 23. Retail Banking underlying profit before tax

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	1,387	1,091	27.1%	397	219	81.3%
Belgium	337	55	512.7%	96	- 41
Poland	41	19	115.8%	13	6	116.7%
Other Retail Banking[1]	50	3		0	- 10

Underlying profit before tax	1,815	1,168	55.4%	506	174	190.8%

1.	Mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake
Netherlands
In the Netherlands, underlying profit before tax rose 27.1% to EUR 1,387 million, driven by growth in mortgage lending and savings, as well as higher income from prepayment penalties on mortgages. The residential mortgage portfolio in the Netherlands grew by EUR 10.8 billion, or 13.4%, to EUR 91.5 billion at the end of 2005. The total interest margin stayed almost flat, supported by high prepayment penalties, while interest margins on savings and current accounts were under pressure due to low interest rates. Margins are expected to remain under pressure in the current interest rate environment. Income growth was affected by the consolidation of Postkantoren BV from 2005 and the EUR 48 million loss on the unit-linked mortgage product at Postbank in the first quarter of 2004. Excluding those items income rose 9.3%. Operating expenses increased 11.2% due to the consolidation of Postkantoren BV, as well as EUR 33 million in restructuring costs for the streamlining and outsourcing of ING’s Operations & IT activities as announced in July and November, and EUR 27 million in accelerated software depreciation. Excluding those items, operating expenses increased 0.4%, strongly supported by the release of EUR 83 million from provisions for employee benefits following legislative changes for healthcare and pensions, which offset the impact of the new collective labour agreement. Risk costs were 18 basis points of average credit-risk-weighted assets compared with 21 basis points in 2004.
Belgium
In Belgium, underlying profit before tax jumped from EUR 55 million in 2004 to EUR 337 million in 2005, driven by higher income due to strong growth of savings and current accounts and high sales of structured notes, as well as lower expenses and releases from loan loss provisions. Total income rose 11.9%, while operating expenses declined 7.0% due to high non-recurring expenses in 2004, including provisions for litigation issues and impairments on real estate under IFRS. The effect of the acquisition of Mercator Bank in the fourth quarter of 2004 was largely offset by the sale of ING Securities Bank France and Banque Baring Brothers Suisse in 2005, which were reported under ING Belgium. Risk costs declined from 34 basis points of average credit-risk-weighted assets in 2004 to –8 basis points in 2005 due to a EUR 11 million net release. The purchase of Eural from Dexia Bank was successfully completed in December 2005.
Poland
In Poland, underlying profit before tax from the retail banking activities of ING Bank Slaski more than doubled from EUR 19 million in 2004 to EUR 41 million in 2005 due to releases from loan loss provisions following an improvement in the quality of the lending portfolio. Risk costs turned from EUR 17 million in 2004 to a net release of EUR 16 million in 2005. Adjusted for exchange rate changes, income rose 2.0% as the growth in savings and deposits was largely offset by narrower margins and lower lending volumes. Operating expenses increased by 13.1% due to investments to upgrade the branch network and higher marketing costs.
Other Retail Banking
The Other Retail Banking activities posted an underlying profit before tax of EUR 50 million compared to EUR 3 million in 2004, due to higher results from ING Vysya Bank in India, the private banking activities in Asia and the Kookmin Bank stake in South Korea.

3.3 ING Direct profit climbs 41.8%: strong growth in savings, mortgages
•	Funds entrusted grow 29.3% to EUR 188.0 billion
•	Mortgage portfolio increases 65.9% to EUR 54.9 billion
•	ING Direct welcomed its 15 millionth customer in January 2006
Table 24. ING Direct1 profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	1,947	1,608	21.1%	547	431	26.9%
Commission income	104	82	26.8%	28	22	27.3%
Other income	68	19	257.9%	0	10

Total income	2,119	1,709	24.0%	575	463	24.2%

Operating expenses	1,396	1,185	17.8%	379	329	15.2%

Gross result	723	524	38.0%	196	134	46.3%
Addition to provisions for loan losses	106	89	19.1%	12	16	-25.0%

Total profit before tax	617	435	41.8%	184	118	55.9%

Key figures
Cost/income ratio	65.9%	69.3%		65.9%	71.1%
RAROC pre-tax	20.9%	19.9%
RAROC after tax	14.9%	11.3%
Total risk-weighted assets (in EUR billion)	73.8	50.1	47.3%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	17	22
Staff (average FTEs)	6,500	5,300	22.6%

1.	Including ING Card
Full-year profit
ING Direct showed strong growth in 2005 as it continued to add new clients, grow funds entrusted and expand its mortgage portfolio. The company accelerated its push into the mortgage market in 2005, and aims to increase its portfolio further in the coming years to reach 40% of total funds entrusted. The strong results in 2005 were achieved against the backdrop of a challenging interest rate environment, particularly in the U.K. and the U.S. However, ING Direct managed to maintain a satisfying interest margin through client rate adjustments while maintaining its commercial growth. Returns also increased as business units benefited from increased scale.
Profit before tax from ING Direct rose 41.8% to EUR 617 million, driven by the continued strong growth of the business. ING Direct added 3.2 million new customers, bringing the total at year-end 2005 to 14.7 million, and welcomed its 15 millionth customer worldwide in January 2006. Funds entrusted grew by EUR 42.6 billion, supported in part by positive currency impacts, which accounted for EUR 6.5 billion of the increase. Total funds entrusted reached EUR 188.0 billion at the end of December. In addition, off-balance funds entrusted, which are mainly mutual funds and brokerage accounts, almost doubled to EUR 10.8 billion from EUR 5.7 billion. The mortgage portfolio increased by EUR 21.8 billion, or 65.9%, to EUR 54.9 billion at year-end 2005. The risk-adjusted return on equity and the cost/income ratio both improved as ING Direct units benefited from increased scale.
Income
Total income rose 24.0% to EUR 2,119 million, mainly driven by a 21.1% increase in the interest result due to the continued strong growth in funds entrusted. The total interest margin in 2005 narrowed to 0.86% from 0.98% in 2004, mainly caused by a flattening of the yield curve and the strategic decision to maintain competitive client rates in favour of stimulating growth. The impact on profit was mitigated by a lower operational cost base. The interest margin improved slightly in the fourth quarter of 2005, despite an increase in client rates in the U.S. and Canada, reaching 0.89% from 0.87% in the third quarter and 0.77% in the second quarter.
Expenses
Operating expenses rose 17.8% to EUR 1,396 million, reflecting investments to support the continued growth of the business, notably in mortgage distribution. Nonetheless, the cost/income ratio improved to 65.9% from 69.3% in 2004, and the operational cost base (excluding marketing expenses) improved to a better-than-expected 0.40% of total assets compared with 0.44% in 2004. The average number of full-time employees in 2005 rose to 6,500 from 5,300 in 2004, mainly due to expansion in Germany, the U.S. and the U.K. Total marketing expenses were up 12.5%, increasingly focused on mortgages.
The addition to the provision for loan losses increased 19.1% to EUR 106 million. The addition equalled 17 basis points of average credit-risk-weighted assets, down from 22 basis points in 2004 as the probability of default diminished.
RAROC
The after-tax risk-adjusted return on capital of ING Direct improved to 14.9% from 11.3% in 2004. Total economic capital increased to EUR 3.1 billion from EUR 2.4 billion in 2004, reflecting the strong growth of the business. With the exception of ING Card and ING Direct U.K., all ING Direct units are performing above ING’s target for risk-adjusted return on capital.
Geographical breakdown ING Direct
Table 25. ING Direct profit before tax (including ING Card)

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Canada	73	66	10.6%	20	17	17.6%
Spain	50	32	56.3%	10	4	150.0%
Australia	80	60	33.3%	25	16	56.3%
France	25	5	400.0%	11	1
United States	156	170	- 8.2%	38	50	- 24.0%
Italy	29	11	163.6%	11	5	120.0%
United Kingdom	- 34	- 54		- 7	- 24
Germany[1]	254	151	68.2%	78	55	41.8%

Subtotal ING Direct	633	441	43.5%	186	124	50.0%
ING Card	- 16	- 6		- 2	- 6

Total	617	435	41.8%	184	118	55.9%

1. Including Austria & Degussa Bank
The increase in profit before tax at ING Direct was driven mainly by strong growth in the euro-countries — Germany, France, Spain and Italy – due to client-rate reductions in most of these countries in the third quarter as well as strong commercial growth. Of the eight ING Direct units, only the U.K., which started operations in May 2003, is still loss-making. However, the loss narrowed compared to 2004, and total start-up losses are lower than expected. Profit before tax in the U.S. declined slightly to EUR 156 million due to increases of client rates, partially following increases in the Federal Reserve rate, and an unfavourable yield curve development. In the fourth quarter client rates in the U.S. were increased further as Federal Reserve rates rose.
ING Card showed a loss of EUR 16 million compared with a loss of EUR 6 million in 2004, mainly due to higher risk costs to bring provisions fully into line with IFRS as well as higher marketing and IT expenses.
Table 26. ING Direct clients, funds entrusted and mortgages

	Number of Clients			Funds Entrusted			Mortgage Portfolio
	(x 1,000)			(in EUR billion)			(in EUR billion)
	31 Dec.	30 Sep.	31 Dec.	31 Dec.	30 Sep.	31 Dec.	31 Dec.	30 Sep.	31 Dec.
	2005	2005	2004	2005	2005	2004	2005	2005	2004

Canada	1,309	1,261	1,121	12.6	11.7	9.0	7.9	7.3	5.2
Spain[1]	1,249	1,175	975	12.8	12.7	10.2	3.6	2.0	0.9
Australia	1,240	1,199	996	10.4	10.3	8.5	14.0	13.1	9.9
France	501	480	413	10.8	10.5	9.2	0.0	0.0	0.0
United States	3,382	3,154	2,226	34.0	31.5	21.2	10.9	10.2	7.3
Italy	632	611	485	13.3	13.6	10.6	0.8	0.6	0.2
United Kingdom	1,003	957	762	35.7	34.1	27.9	0.0	0.0	0.0
Germany[2]	5,390	5,136	4,511	58.4	57.7	48.8	17.7	14.9	9.6

Total	14,706	13,973	11,489	188.0	182.1	145.4	54.9	48.1	33.1

1.	Mortgage portfolio 31 December 2005 includes EUR 1.1 billion in mortgages bought from Nationale-Nederlanden in the fourth quarter

2.	Including Austria & Degussa Bank

4. Assets under management increase 23.5% to EUR 547.4 billion
•	Including the impact of divestments, assets under management grew by 11.3%

•	Fund inflow of EUR 33.8 billion driven by Insurance Asia/Pacific and ING Real Estate

•	ING Real Estate’s portfolio grows 39.5% to EUR 69.9 billion
Table 27. Assets under management by business line

				30
	31 December	31 December	FY	September		4Q
In EUR billion	2005	2004	Change	2005		Change

Insurance Europe	169.3	148.4	14.1%	164.9		2.7%
Insurance Americas	201.7	164.6	22.5%	198.4		1.7%
Insurance Asia/Pacific	71.8	50.9	41.1%	68.5		4.8%
Retail Banking	49.3	40.5	21.7%	47.3		4.2%
Wholesale Banking	49.5	35.8	38.3%	45.0		10.0%
ING Direct	5.8	3.0	93.3%	4.3		34.9%

Assets managed excluding divested units	547.4	443.2	23.5%	528.4		3.6%
Divestments & restatements		48.7		9.6	[1]

Total	547.4	491.9	11.3%	538.0		1.7%

1.	Adjustment regarding change in joint venture structure of Kookmin Bank Asset Management
Assets under management increased 23.5% to EUR 547.4 billion in 2005, excluding the impact of several divestments and restatements including Baring Asset Management and parts of BHF-Bank. The growth in assets was driven by a net inflow of EUR 33.8 billion, plus EUR 34.9 billion attributable to higher currencies and EUR 35.5 billion from higher stock markets. Including divestments and restatements, total assets under management increased 11.3%.
Fund inflow
The net inflow of EUR 33.8 billion was mainly realised by Insurance Asia/Pacific, ING Real Estate (reported under Wholesale Banking) and Retail Banking. Insurance Asia/Pacific reported a net inflow of EUR 12.0 billion, including EUR 4.1 billion in third-party funds sold by ING Life Japan. ING Real Estate realised an inflow of EUR 9.0 billion, mainly due to ING Clarion in the U.S., which accounted for EUR 6.2 billion of the increase. Private Banking clients boosted Retail Banking’s net inflow.
Table 28. Assets originated by business line

				30
	31 December	31 December	FY	September		4Q
In EUR billion	2005	2004	Change	2005		Change

Insurance Europe	63.1	50.8	24.2%	57.6		9.5%
Insurance Americas	117.4	93.9	25.0%	117.3		0.1%
Insurance Asia/Pacific	46.2	32.0	44.4%	44.5		3.8%
Retail Banking	81.0	73.8	9.8%	79.2		2.3%
Wholesale Banking	39.2	23.7	65.4%	36.3		8.0%
ING Direct	5.8	3.0	93.3%	4.3		34.9%

Total third parties	352.7	277.2	27.2%	339.2		4.0%
Proprietary assets	194.7	166.0	17.3%	189.2		2.9%

Assets managed excluding divested units	547.4	443.2	23.5%	528.4		3.6%
Divestments & restatements		48.7		9.6	[1]

Total	547.4	491.9	11.3%	538.0		1.7%

1.	Adjustment regarding change in joint venture structure of Kookmin Bank Asset Management
Table 29. Assets under management by asset class

In EUR billion	31 December 2005		31 December 2004		30 September 2005

Equities	167.0	30.5%	136.1	30.7%	161.5	30.6%
Fixed income	286.3	52.3%	240.5	54.3%	278.6	52.7%
Real Estate[1]	51.3	9.4%	36.6	8.2%	46.7	8.8%
Cash	42.8	7.8%	30.0	6.8%	41.6	7.9%

Total	547.4	100%	443.2	100%	528.4	100%

1.	ING Real Estate investment management and development activities plus real estate assets from other business lines

Table 30. Assets under management by client category

				30
	31 December	31 December	FY	September	4Q
In EUR billion	2005	2004	Change	2005	Change

Private clients	247.8	194.9	27.1%	238.4	3.9%
Institutional clients	104.9	82.3	27.5%	100.8	4.1%

Total third parties	352.7	277.2	27.2%	339.2	4.0%
Proprietary assets	194.7	166.0	17.3%	189.2	2.9%

Assets managed excluding divested units	547.4	443.2	23.5%	528.4	3.6%

Share of third parties	64.4%	62.5%		64.2%

Assets under management for third-party clients
Total assets under management for third-party clients increased to EUR 352.7 billion in 2005. The majority of those assets are managed by ING Investment Management (55%). Private Banking and U.S. Financial Services each manage 14% and ING Real Estate had an 11% share. The remaining 6% was managed by other business units, such as ING Direct. Assets managed on behalf of private clients amounted EUR 247.8 billion, or 45% of ING Group assets under management. Higher third-party assets under management were mainly driven by growth at ING Real Estate (+68.0%), Private Banking (+21.7%) and ING Investment Management (+11.7%).
ING Investment Management
ING Investment Management oversees both third-party assets and proprietary assets of ING Group. The third-party businesses of ING IM increased its assets under management by 11.7% to EUR 193.7 billion at the end of 2005. The net inflow amounted to EUR 5.7 billion, of which ING IM Europe contributed EUR 2.8 billion. In the fourth quarter of 2005, the new open-ended Covered Call funds raised more than EUR 0.5 billion. The Premium Dividend fund was the most successful fund launch in the Dutch market for several years, raising EUR 400 million. ING IM Asia/Pacific showed an inflow of EUR 4.7 billion in 2005. In Taiwan retail funds achieved a net inflow of EUR 1.3 billion due to successful new fund launches and strong net inflows from existing products. The China Merchants Cash Enhancement fund, managed by China Merchants Fund Management, had a net outflow of EUR 1.1 billion in the fourth quarter due to a lower yield on short-term treasury bills in which the fund invests compared with the rates on bank deposits. ING IM Americas had a net outflow of EUR 1.8 billion as a result of the maturing of structured products and guaranteed-return portfolios, which are no longer popular. That offset inflow from the launch of the closed-end funds ING Global Advantage and Premium Opportunity Fund in the fourth quarter, which raised EUR 0.3 billion, and the ING Global Equity Dividend and Premium Opportunity Fund, which raised EUR 1.5 billion earlier in the year.
ING Real Estate
The total portfolio of ING Real Estate, including the finance activities, increased 39.5% to EUR 69.9 billion, driven mainly by the investment management activities. ING Real Estate’s investment management portfolio grew by 52% to EUR 47.1 billion. This record growth was driven by the acquisitions of the portfolios of Gables Residential Trust in the U.S. and Abbey National in the U.K., along with a strong inflow into 13 new funds that were created in 2005. In the U.K. a new listed fund was successfully introduced, raising EUR 700 million. The ING Korea Property Investments Fund was created with a target size of USD 800 million. The real estate development portfolio increased by EUR 0.4 billion to EUR 2.5 billion. ING Real Estate has been selected to participate in a prominent redevelopment project in Hamburg, Germany, and it has been pre-selected for a public-private partnership project in Amsterdam. The real estate finance portfolio increased to EUR 20.3 billion from EUR 17.1 billion at year-end 2004, driven by strong growth of the international portfolio in line with a strategy to diversify the portfolio.

Appendices
1.	Key figures from 2000 to 2005

2.	Full-year profit & loss account, underlying profit before tax, underlying net profit

3.	Fourth quarter profit & loss account, underlying profit before tax, underlying net profit

4.	Net profit and underlying profit before tax per quarter, divestments and special items per quarter

5.	Balance Sheet and Capital & Reserves

6.	Cash Flows

7.	Additional information: Insurance profit & loss by life/non-life, income information Insurance and Banking, loans and advances to customers of the banking operations

8.	Embedded Value and Value of New Business Statistics of the life insurance business

9.	Information for shareholders
The following documents are also available to be downloaded at www.ing.com:
- Media/Analyst presentation
- Additional Information slides
- Embedded Value report
- Embedded Value presentation
- U.S. Statistical Supplement

The accounting principles applied in this document are in accordance with International Financial Reporting Standards as endorsed by the European Union (“EU”).
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Appendix 1.
1. Key Figures

	IFRS			Dutch GAAP
	FY	FY	FY	FY	FY	FY	FY
	2005	2004	2004	2003	2002	2001	2000

Balance sheet (EUR x billion)
Total assets[1]	1,159	964	866	779	716	705	650
Capital and reserves[1]	37	28	26	21	18	22	25

Assets under management (EUR x billion)	547	492	492	463	449	513	503

Market capitalisation (EUR x billion)	65	49	49	39	32	57	83

Income (EUR x million)
Insurance operations	57,424	55,602	55,398	53,233	59,449	55,274	34,521
Banking operations	13,848	12,678	12,537	11,680	11,201	11,111	11,302

Expenses (EUR x million)
Insurance operations	5,195	4,746	4,837	4,897	5,203	5,583	5,023
Banking operations	8,844	8,795	8,658	8,184	8,298	8,186	8,273

Impairments/additions to the provision for loan losses (EUR x million)	119	475	497	1,288	2,099	907	400

Profit (EUR x million)

Insurance operations	3,978	4,322	4,005	3,486	3,170	2,792	2,307
Banking operations	4,916	3,418	3,414	2,371	1,468	2,170	2,605

Profit before tax	8,894	7,740	7,419	5,857	4,638	4,962	4,912

Underlying (IFRS)/operating net profit (Dutch GAAP)	6,196	4,959	5,389	4,053	3,433	3,539	3,388
Divestments & special items (IFRS)/non-operating net profit (Dutch GAAP)	1,014	796	579	-10	1,067	1,038	8,596

Net profit	7,210	5,755	5,968	4,043	4,500	4,577	11,984
Distributable net profit	7,210	5,755	5,968	4,043	4,253	4,252	4,901

Figures per ordinary share of EUR 0.24 nominal value

Net profit	3.32	2.71	2.80	2.00	2.32	2.37	6.27
Distributable net profit	3.32	2.71	2.80	2.00	2.20	2.20	2.56
Dividend	1.18	1.07	1.07	0.97	0.97	0.97	1.13
Capital and reserves[1]	16.96	12.95	11.76	10.08	9.14	11.03	13.04

Ratios (in %)
ING Group
(Operating) return on equity (ROE)	26.6	25.4	22.9	21.5	17.4	15.3	10.3
(Operating) net profit growth	25	n/a	33	18	-3	4	27
Insurance operations
Combined ratio	95	94	94	98	102	103	104
Capital coverage ratio[1]	259	200	210	180	169	180	235
Banking operations
BIS ratio ING Bank[1]	10.86	10.46	11.47	11.34	10.98	10.57	10.75
Tier-1 ratio ING Bank[1]	7.32	6.92	7.71	7.59	7.31	7.03	7.22
Cost/income ratio	63.9	69.4	69.1	70.1	74.1	73.7	73.2

Employees (average FTEs)	115,300	113,000	113,000	115,200	113,060	112,000	92,650

1.	Comparable figures shown under FY 2004 are IFRS-based figures at 1 January 2005; figures restated due to adjustments to the opening balance sheet under IFRS.

Appendix 2. Full-year profit & loss account
2.1 ING Group full-year consolidated profit & loss account

	Insurance		Banking		Total[1]
In EUR million	2005	2004	2005	2004	2005	2004	Change

Premium income	45,758	43,617			45,758	43,617	4.9%
Investment income	9,944	10,179	937	363	10,845	10,379	4.5%
Interest result banking operations			9,162	8,699	9,067	8,741	3.7%
Commission income	1,346	1,198	2,401	2,581	3,747	3,779	-0.8%
Other income	376	608	1,348	1,035	1,724	1,643	4.9%

Total income	57,424	55,602	13,848	12,678	71,141	68,159	4.4%

Underwriting expenditure	47,120	45,384			47,120	45,384	3.8%
Other interest expenses	1,100	1,140			969	1,019	-4.9%
Operating expenses	5,195	4,746	8,844	8,795	14,039	13,541	3.7%
Impairments/additions to the provision for loan losses	31	10	88	465	119	475	-74.9%

Total expenditure	53,446	51,280	8,932	9,260	62,247	60,419	3.0%

Profit before tax	3,978	4,322	4,916	3,418	8,894	7,740	14.9%
Taxation	455	850	924	859	1,379	1,709	-19.3%

Profit before third-party interests	3,523	3,472	3,992	2,559	7,515	6,031	24.6%
Third-party interests	255	123	50	153	305	276	10.5%

Net profit (attributable to shareholders)	3,268	3,349	3,942	2,406	7,210	5,755	25.3%

1.	Including inter-company eliminations.
2.2 Full-year underlying profit before tax

	Insurance		Banking		Total
In EUR million	2005	2004	2005	2004	2005	2004	Change

Profit before tax	3,978	4,322	4,916	3,418	8,894	7,740	14.9%

Gains/losses on divestments:
- sale of Freeler	10				10
- gain ING Canada IPO	19	249			19	249
- sale Life of Georgia	-89	-28			-89	-28
- sale Australia non-life		219				219
- sale ING Re	20	-219			20	-219
- sale Austbrokers	27				27
- sale BHF-Bank				-169		-169
- sale Baring Asset Management			240		240
- sale of ING Bank Slaski shares			92		92
- restructuring NMB-Heller			47		47
- sale Asian cash equity business				-84		-84
- sale CenE Bankiers				87		87

Subtotal gains/losses on divestments	-13	221	379	-166	366	55
Profit before tax from divested units	16	151	6	67	22	218

Profit before tax excl. divestments	3,975	3,950	4,531	3,517	8,506	7,467	13.9%

Special items:
- gain old reinsurance business		96				96
- restructuring provisions wholesale				-41		-41
- hedge result		290		-3		287

Subtotal special items		386		-44		342

Underlying profit before tax	3,975	3,564	4,531	3,561	8,506	7,125	19.4%

2.3 Full-year underlying net profit

	Insurance		Banking		Total
In EUR million	2005	2004	2005	2004	2005	2004	Change

Net profit	3,268	3,349	3,942	2,406	7,210	5,755	25.3%

Gains/losses on divestments:
- sale of Freeler	10				10
- gain ING Canada IPO	19	249			19	249
- sale Life of Georgia	-46	-18			-46	-18
- sale Australia non-life		166				166
- sale ING Re	13	-217			13	-217
- sale Austbrokers	25				25
- sale BHF-Bank				-114		-114
- sale Baring Asset Management			254		254
- sale of ING Bank Slaski shares			92		92
- restructuring NMB-Heller			47		47
- sale Asian cash equity business				-54		-54
- sale CenE Bankiers				87		87

Subtotal gains/losses on divestments	21	180	393	-81	414	99
Net profit from divested units	13	204	4	38	17	242

Net profit excluding divestments	3,234	2,965	3,545	2,449	6,779	5,414	25.2%

Special items:
- tax releases/tax assets	400	49	183	112	583	161
- gain old reinsurance business		134				134
- restructuring provisions wholesale				-28		-28
- hedge result		190		-2		188

Subtotal special items	400	373	183	82	583	455

Underlying net profit	2,834	2,592	3,362	2,367	6,196	4,959	24.9%

Appendix 3. Fourth-quarter profit & loss account
3.1 ING Group fourth-quarter consolidated profit & loss account

	Insurance		Banking		Total[1]
In EUR million	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Change

Premium income	11,694	10,869			11,694	10,869	7.6%
Investment income	2,536	2,731	126	36	2,649	2,767	-4.3%
Interest result banking operations			2,409	2,223	2,381	2,209	7.8%
Commission income	294	312	626	590	920	902	2.0%
Other income	86	172	223	265	309	437	-29.3%

Total income	14,610	14,084	3,384	3,114	17,953	17,184	4.5%

Underwriting expenditure	11,893	11,216			11,893	11,216	6.0%
Other interest expenses	247	288			206	274	-24.8%
Operating expenses	1,408	1,345	2,238	2,380	3,646	3,725	-2.1%
Impairments/additions to the provision for loan losses	23		26	99	49	99	-50.5%

Total expenditure	13,571	12,849	2,264	2,479	15,794	15,314	3.1%

Profit before tax	1,039	1,235	1,120	635	2,159	1,870	15.5%
Taxation	97	318	113	79	210	397	-47.1%

Profit before third-party interests	942	917	1,007	556	1,949	1,473	32.3%
Third-party interests	81	42	28	23	109	65	67.7%

Net profit (attributable to shareholders)	861	875	979	533	1,840	1,408	30.7%

1.	Including inter-company eliminations.
3.2 Fourth-quarter underlying profit before tax

	Insurance		Banking		Total
In EUR million	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Change

Profit before tax	1,039	1,235	1,120	635	2,159	1,870	15.5%

Gains/losses on divestments:
- sale Life of Georgia	-10	-28			-10	-28
- sale ING Re		33				33
- gain IPO Canada		249				249
- gain Austbrokers	27				27
- sale BHF-Bank				-169		-169

Subtotal gains/losses on divestments	17	254		-169	17	85
Profit before tax from divested units		45	-8	-3	-8	42

Profit before tax excluding divestments	1,022	936	1,128	807	2,150	1,743	23.4%

Special items:
- restructuring provisions wholesale				-41		-41
- hedge result		65		22		87

Subtotal special items		65		-19		46

Underlying profit before tax	1,022	871	1,128	826	2,150	1,697	26.7%
3.3 Fourth-quarter underlying net profit

	Insurance		Banking		Total
In EUR million	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Change

Net profit	861	875	979	533	1,840	1,408	30.7%

Gains/losses on divestments:
- sale Australia non-life		20				20
- sale Life of Georgia	-7	-18			-7	-18
- sale ING Re		-53				-53
- gain IPO Canada		249				249
- sale Austbrokers	25				25
- sale BHF-Bank				-114		-114

Subtotal gains/losses on divestments	18	198		-114	18	84
Net profit from divested units	1	56	-6	-22	-5	34

Net profit excluding divestments	842	621	985	669	1,827	1,290	41.6%

Special items:
- tax releases/tax assets	130	-51	148	112	278	61
- restructuring provisions wholesale				-28		-28
- hedge result		44		14		58

Subtotal special items	130	-7	148	98	278	91

Underlying net profit	712	628	837	571	1,549	1,199	29.2%

Appendix 4. Net profit and underlying profit before tax per quarter
4.1 Quarterly Results

	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
In EUR million	2005	2005	2005	2005	2004	2004	2004	2004

Underlying profit before tax:
- Insurance Europe	561	465	490	505	365	397	498	352
- Insurance Americas	424	569	549	437	417	395	461	328
- Insurance Asia/Pacific	112	113	52	170	120	95	150	110
- Other	-75	-44	-226	-127	-31	253	-151	-195

Insurance underlying profit before tax	1,022	1,103	865	985	871	1,140	958	595

- Wholesale Banking	502	568	481	725	537	471	423	661
- Retail Banking	506	501	414	394	174	350	319	325
- ING Direct	184	179	127	127	118	114	125	78
- Other	-64	-3	-56	-54	-3	-85	7	-53

Banking underlying profit before tax	1,128	1,245	966	1,192	826	850	874	1,011

Underlying profit before tax	2,150	2,348	1,831	2,177	1,697	1,990	1,832	1,606
- divestments	9	5	-24	398	127	-173	269	50
- special items					46	67	149	80

Profit before tax	2,159	2,353	1,807	2,575	1,870	1,884	2,250	1,736

Net profit	1,840	1,878	1,551	1,941	1,408	1,554	1,663	1,130
- of which Insurance operations	861	977	700	730	875	931	1,076	467
- of which Banking operations	979	901	851	1,211	533	623	587	663

Net profit per ordinary share (in EUR)	0.85	0.86	0.72	0.89	0.65	0.73	0.79	0.54
4.2 Divestments and special items before tax per quarter

	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
In EUR million	2005	2005	2005	2005	2004	2004	2004	2004

Gains/ losses on divestments
Insurance
- sale Australia non-life							219
- sale ING Re		20			33	-252
- sale Life of Georgia	-10	-1	-78		-28
- gain IPO Canada				19	249
- sale Freeler				10
- sale Austbrokers	27
Banking
- sale Asian cash equity business								-84
- sale BHF-Bank					-169
- sale CenE Bankiers						87
- sale BAM		-15		255
- sale ING Bank Slaski shares				92
- restructuring NMB-Heller			47

Total gains/losses on divestments	17	4	-31	376	85	-165	219	-84
— of which insurance	17	19	-78	29	254	-252	219
— of which banking		-15	47	347	-169	87		-84

Profit before tax from divested units
Insurance		1	7	8	45	20	48	38
Banking	-8			14	-3	-28	2	96

Total profit before tax from divested units	-8	1	7	22	42	-8	50	134

Total impact of divestments
Insurance	17	20	-71	37	299	-232	267	37
Banking	-8	-15	47	361	-172	59	2	12

Total impact of divestments	9	5	-24	398	127	-173	269	49

Special items
Insurance:
- hedge result					65	67	75	83
- gain on old reinsurance business							96
Banking:
- hedge result					22		-22	-3
- restructuring provisions wholesale					-41

Total special items					46	67	149	80
— of which Insurance					65	67	171	83
— of which Banking					-19		-22	-3

Appendix 5. Balance Sheet and Capital & Reserves
5.1 ING Group Consolidated Balance Sheet

				Excl.
				IAS 32/39 and
		IFRS		IFRS 4
	31 December	1 January		31 December
In EUR million	2005	2005	Change	2004

Assets

Cash and balances with central banks	13,084	9,805	33.4%	9,113
Amounts due from banks	47,466	51,721	-8.2%	45,084
Non-trading derivatives	7,766	9,127	-14.9%
Financial assets at fair value through profit or loss	260,378	182,819	42.4%	160,645
Investments	322,712	265,597	21.5%	276,331
Loans and advances to customers	439,181	390,846	12.4%	330,458
Reinsurance contracts	8,285	6,818	21.5%	6,744
Property and equipment	5,757	5,805	-0.8%	5,783
Other assets	54,010	41,945	28.8%	42,233

Total assets	1,158,639	964,483	20.1%	876,391

Equity and liabilities

Capital and reserves	36,736	28,172	30.4%	24,069
Third-party interests	1,689	2,095	-19.4%	3,481

Total equity	38,425	30,267	27.0%	27,550

Liabilities

Preference shares	296	296
Subordinated loans	6,096	4,157	46.6%	4,109
Insurance and investments contracts	263,487	218,351	20.7%	216,851
Amounts due to banks	122,234	95,621	27.8%	95,878
Customer deposits and other funds on deposit	465,712	395,699	17.7%	349,241
Debt securities in issue/other borrowed funds	113,514	107,155	5.9%	102,724
Financial liabilities at fair value through P&L	103,620	74,143	39.8%	53,841
Non-trading derivatives	6,248	8,647	-27.7%
Other liabilities	39,007	30,147	29.4%	26,197

Total liabilities	1,120,214	934,216	19.9%	848,841

Total equity and liabilities	1,158,639	964,483	20.1%	876,391
5.2 Changes in capital & reserves

In EUR million

Capital & reserves as of 31 December 2004 (Dutch GAAP)		25,866
Adjustments to IFRS excluding IAS 32, 39 and IFRS 4		-1,797

Capital & reserves as of 31 December 2004 (IFRS excluding IAS 32, 39 and IFRS 4)		24,069
Adjustments due to implementation of IAS 32, 39 and IFRS 4		4,103

Capital & reserves as of 1 January 2005 (IFRS)		28,172

Net profit 2005	7,210
Unrealised revaluations equities	1,760
Unrealised revaluations debt securities	-134
Transfer to insurance liabilities (shadow accounting)	-89
Realised capital gains equities released to profit & loss account	-431
Realised capital gains debt securities released to profit & loss account	-226
Change in cashflow / net investment hedge reserve	764
Cash dividend	-2,461
Exchange rate differences	2,141
Other	30

Total changes 2005		8,564

Capital and reserves as of 31 December 2005		36,736

Appendix 6. Cash Flows
6.1 Condensed consolidated statement of cash flows

In EUR million	2005	2004

Net cash flow from operating activities	33,749	75,102

Investments and advances:
- associates	-1,109	-2,643
- available-for-sale investments	-260,769	-262,293
- held-to-maturity investments	-1,030
- investment properties	-1,156	-1,169
- property and equipment	-540	-380
- assets subject to operating leases	-991	-950
- investments for the risk of policyholders	-41,781	-34,467
- other investments	-164	-103
Disposals and redemptions:
- associates	1,761	1,520
- available-for-sale investments	218,847	197,070
- held-to-maturity investments	245
- investment property	1,030	1,123
- property and equipment	483	192
- assets subject to operating leases	391	388
- investments for the risk of policyholders	34,464	29,382
- other investments	13	65

Net cash flow from investing activities	-50,306	-72,265

Proceeds from issuance of subordinated loans	1,901	1,000
Repayments of subordinated loans	-177	-410
Borrowed funds and debt securities	7,842	26
Deposits by reinsurers	93	309
Issuance of ordinary shares	114	1,037
Purchase of treasury shares
Sale of treasury shares
Dividends paid	-2,461	-883

Net cash flow from financing activities	7,312	1,079

Net cash flow	-9,245	3,916
Cash and equivalents at beginning of year	11,588	7,715
Implementation IAS 32/39	692
Effect of exchange-rate changes on cash and cash equivalents	300	-43

Cash and equivalents at end of period	3,335	11,588

In this summary, cash comprises the following items:

Treasury bills and other eligible bills	11,572	12,382
Amounts due to/from banks	-21,321	-9,907
Cash and balances with central banks	13,084	9,113

Cash and equivalents at end of period	3,335	11,588

Appendix 7. Additional information
7.1 Life insurance profit & loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Premium income	39,144	36,975	5.9%	10,189	9,408	8.3%
Investment income	8,990	8,881	1.2%	2,310	2,243	3.0%
Commission and other income	1,709	1,779	-3.9%	376	491	-23.4%

Total income	49,843	47,635	4.6%	12,875	12,142	6.0%

Underwriting expenditure	42,162	40,282	4.7%	10,788	10,119	6.6%
Other interest expenses	1,100	1,140	-3.5%	247	288	-14.2%
Operating expenses	3,884	3,556	9.2%	1,061	1,029	3.1%
Impairments/investment losses	31	10	210.0%	23

Total expenditure	47,177	44,988	4.9%	12,119	11,436	6.0%

Profit before tax	2,666	2,647	0.7%	756	706	7.1%

7.2 Non-life insurance profit and loss account

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Premium income	6,614	6,642	-0.4%	1,505	1,461	3.0%
Investment income	954	1,298	-26.5%	226	488	-53.7%
Commission and other income	13	27	-51.9%	4	-7

Total income	7,581	7,967	-4.8%	1,735	1,942	-10.7%

Underwriting expenditure	4,958	5,102	-2.8%	1,105	1,097	0.7%
Operating expenses	1,311	1,190	10.2%	347	316	9.8%

Total expenditure	6,269	6,292	-0.4%	1,452	1,413	2.8%

Profit before tax	1,312	1,675	-21.7%	283	529	-46.5%
7.3 Insurance investment income & other income

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Income from debt securities/other fixed-interest securities	8,870	9,244	-4.0%	1,999	2,509	-20.3%
Realised gains/losses on bonds[1]	279			-1
Income investment property	232	287	-19.2%	80	79	1.3%
Change in fair value real estate	117	138	-15.2%	46	93	-50.5%
Dividend income	469	425	10.4%	70	44	59.1%
Realised gains/losses on equities	399	590	-32,4%	223	154	44.8%
Other	1,199	1,094	9.6%	702	513	36.8%
Eliminations	-1,621	-1,599		-464	-646

Total investment income	9,944	10,179	-2.3%	2,655	2,746	-3.3%

Valuation results non-trading derivatives	-179			-119
Share of profit associates	401	195		145	43
Other	154	413		60	129

Total other income	376	608	-38.2	86	172	-50.0

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments.

7.4 Banking investment income, commission income and other income

	Full Year			Fourth Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Change in fair value real estate	59	61	-3.3%	21	61	-65.6%
Realised gains/losses on equities	126	45	180.0%	1	26	-96.2%
Realised gains/losses on bonds	60	—		7	—
Gains/losses on divestments	379	-124		—	-169
Other investment income	313	381	-17.8%	97	118	-17.8%

Total investment income	937	363	158.1%	126	36	250.0%

Funds transfer	589	575	2.4%	160	131	22.1%
Securities business	641	665	-3.6%	161	146	10.3%
Insurance broking	115	136	-15.4%	14	29	-51.7%
Management fees	648	766	-15.4%	167	188	-11.2%
Brokerage and advisory fees	146	139	5.0%	25	54	-53.7%
Other	262	300	-12.7%	99	42	135.7%

Total commission income	2,401	2,581	-7.0%	626	590	6.1%

Valuation results non-trading derivatives	226	—		29	—
Share of profit associates	140	34	311.8%	55	23	139.1%
Result of trading portfolio	421	626	-32.7%	-57	135	-142.2%
Other	561	375	49.6%	196	107	83.2%

Total other income	1,348	1,035	30.2%	223	265	-15.8%
7.5 Loans and advances to customers of the banking operations

	31 December	1 January	FY	30 September	4Q
In EUR billion	2005	2005[1]	Change	2005[1]	Change

– Public authorities	18.6	16.9	10.1%	19.6	-5.1%
– Other corporate	202.8	181.3	11.9%	207.4	-2.2%

Total corporate	221.4	198.2	11.7%	227.0	-2.5%
– Mortgages	159.6	124.5	28.2%	149.9	6.5%
– Other personal	25.4	21.0	21.0%	23.4	8.5%

Total personal	185.0	145.5	27.1%	173.3	6.8%

Provisions for bank lending	-3.3	-3.9		-3.5

Total bank lending	403.1	339.8	18.6%	396.8	1.6%

1.	Restated due to adjustments to the opening balance sheet under IFRS

Appendix 8. Embedded value & value of new business statistics
8.1. Embedded Value — life insurance business

In EUR million	2005	2004	Change

Free surplus (FS)	2,274	599	279.6%
Required capital (RC)	13,691	11,509	19.0%

Adjusted net worth (ANW)	15,964	12,108	31.8%

Present value of future (statutory book) profits (PVFP)	16,431	14,571	12.8%
Cost of holding required capital (CoC)	-4,810	-4,227	13.8%

Value of in-force covered business (ViF)	11,622	10,344	12.4%

Embedded value (ViF and ANW)	27,586	22,451	22.9%
Embedded value results ING life insurance
Embedded value is the total of the adjusted net worth (including the free surplus and required capital) and the value of in-force business of the life insurance operations. The embedded value of ING’s life insurance operations increased 25.0% to EUR 28,061 million before net dividends/capital injections of EUR 474 million paid to the Group. After dividends/capital injections, the embedded value was EUR 27,586 million, an increase of EUR 5,135 million from 2004. In addition to the increase in value from new business written in 2005 as well as the unwinding of the discount rate, the increase in embedded value was attributable mainly to favourable investment performance (EUR 1,105 million), changes to the discount rates (EUR 804 million), favourable currency movements (EUR 1,575 million), model changes, and the investment return on the free surplus. The increase in embedded value was partially offset by changes in economic assumptions (EUR –2,030 million), particularly in Asia/Pacific, primarily due to revised new money assumptions in Taiwan. The ING Group embedded value, after deduction for pension deficit, shows a value of EUR 42,352 million, which compares to a reported Group embedded value of EUR 29,912 million in 2004. Please note that the Group embedded value for 2005 is based on shareholders’ equity under IFRS and the 2004 figures are based on shareholders’ equity under Dutch GAAP. (A separate Embedded Value Report 2005 is available at www.ing.com)
8.2. Analysis of movement in Embedded Value

	Insurance	Insurance	Insurance
in EUR million	Europe	Americas	Asia/Pacific	Total

Embedded Value 2004
Free surplus (FS)	4,377	128	-3,906	599
Required capital (RC)	2,411	4,256	4,843	11,509
ViF	5,470	3,735	1,139	10,344

Total EV 2004	12,258	8,118	2,076	22,451

Addition of business / (divested business)	-21	218	-1	196
Currency effects	48	1,298	230	1,575
Model changes	236	314	-212	338

Revised starting Embedded Value	12,521	9,947	2,092	24,560

Value of new business (VNB)	226	207	373	805
Financial variances	979	61	65	1,105
Operational variances	316	-94	72	294
Operating assumption changes	-82	-12	144	50

Embedded Value Profit (EV Profit)	1,439	162	654	2,254

Required return — return on RC and ViF	645	769	493	1,907
Investment return on free surplus	780	-5	-246	530
Discount rate changes	307	41	455	804
Economic assumption changes	-401	-49	-1,579	-2,030
Embedded value of business acquired	2	0	34	36
Capital injections	10	455	22	486
Dividends	-374	-461	-125	-960

Subtotal	969	750	-946	772

Embedded Value 2005 — after capital injections/ dividends	14,929	10,858	1,799	27,586

Embedded Value 2005 — before capital injections/dividends	15,294	10,865	1,903	28,061

RoEV% — before capital injections/(dividends)	22%	9%	-11%	14%
Embedded Value Profit (EV Profit)
Economic value creation is measured at ING by Embedded Value Profit (EV Profit), which represents the value of those items in the embedded value movement, in excess of the required return, that the business line management can influence. EV profit consists of the value of new business written during the period, variances from current and future expected profits due to performance over the current year (i.e. the financial and operational performance variances), and operating assumption changes (i.e. non-economic assumption changes).
In 2005, EV profit increased 262.4% to EUR 2,254 million, driven by strong growth in value of new business (up 27.4% to EUR 805 million), robust investment performance (financial variances of EUR 1,105 million) and better operational experience (EUR 294 million). These results reflect a strong focus and emphasis on value creation at ING’s life businesses. EV Profit increased sharply in Insurance Europe, primarily due to strong investment performance in the Netherlands (financial variances EUR 841 million) and to a lesser extent to positive net operational variances (EUR 316 million). EV profit in the Americas was negatively impacted by higher lapses in Mexico and South America owing to transfer wars (operational variances of EUR —38 million). EV profit in Asia/Pacific was driven by strong growth in the value of new business and a positive impact of operational assumption changes in Taiwan (EUR 288 million).
Sensitivity analysis
Embedded Value calculations rely upon several best-estimates with respect to assumptions including future investment income and mortality, morbidity and lapse rates. This section gives the impact of changes in these assumptions on embedded value. The sensitivity results include estimates of the impact of changes in the financial options and guarantees. Please note that if several changes occurred at once, the results would not be the sum of the individual sensitivity tests.
Economic assumptions
The tables below show the outcome of sensitivity analysis of the Embedded Value as at 31 December 2005 to:
-	One percentage point decrease and increase in new money interest rates;

-	One percentage point decrease and increase in the discount rates;

-	New money rates based on implied market forward rates derived from the swap rates as at 31 October 2005. The discount rate is adjusted accordingly;

-	10bp lower short-term rates for the period 2006-2015: assumes a parallel shift of the yield curve for this period. The discount rate is adjusted accordingly;

-	One percentage point decrease in assumed investment returns for equity and real estate investments;

-	Ten percent fall in market value of equity and real estate investments; and

-	Local regulatory minimum capital requirement.
In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus crediting rates are automatically adjusted to reflect sensitivity changes to future investment returns. When indicated above that the risk discount rate is adjusted accordingly, then the risk margin remains unchanged.
8.3 Sensitivity of Embedded Value to economic assumptions

	Insurance	Insurance	Insurance
in EUR million	Europe	Americas	Asia/Pacific	Total

As reported — Embedded Value (net of tax)	14,929	10,858	1,799	27,586
1% decrease in new-money rates	-449	-410	-2,029	-2,888
1% increase in new-money rates	436	150	2,047	2,633
1% decrease in discount rates	915	584	655	2,154
1% increase in discount rates	-772	-518	-541	-1,831
Implied market forward rates (31 Oct 2005)	51	18	-1,540	-1,471
Lower short-term rates with 10bp	14	27	-26	15
1% lower equity and real estate returns[1]	-576	-179	-150	-905
10% downward shift in market values of equity and real estate investments	-877	-378	-202	-1,456
Local regulatory minimum capital requirement	12	125	2,261	2,398

Net impact of2
1% decrease in new-money & 1% decrease in discount rates	467	174	-1,374	-734
1% increase in new-money & 1% increase in discount rates	-336	-368	1,506	802

1. In comparison with 2004 results of the equity sensitivity may differ as in 2004 this sensitivity was applied to unit-linked and variable products only.
2. Net impact is the sum of the individual sensitivities presented above. This may differ from an exact calculation of changing both parameters together.
We make the following observations on the above results:
-	The negative impact to Embedded Value from using implied market forward rates (net of corresponding discount rate adjustments) is EUR 1,471 million, almost entirely due to impact from Taiwan (EUR 1,499 million negative). Insurance Europe and Americas actually benefit from using implied market forward curves as new money assumptions (net of adjustment to discount rates) reflecting alignment of new money assumptions used with observable market rates at 31 October 2005.
-	The impact of using local regulatory minimum capital instead of ING capital model is positive EUR 2,398 million and primarily due to Taiwan for which ING allocates capital at a significantly higher level than local regulatory level

-	The net impact of one percentage point decrease in new money rate (1% downward parallel shift) and discount rates is EUR —734 million, compared with 2004 (EUR —937 million)
Value of new business statistics
The internal rates of return have been adjusted to be consistent with a 7.5% discount rate in the Netherlands to reflect expected currency movements relative to the euro. The value of new business fully reflects acquisition expense overruns, which represent excess costs for acquiring new business over and above the expense allowances provided for in the product pricing. Starting in 2005, new business statistics are converted at the average exchange rate instead of the closing exchange rate of the reporting period. In compliance with the European Embedded Value Principles, statistics are included for Value of New Business divided by the present value of premiums in Table 8.4. ING continues to focus primarily on the value of new business and the internal rate of return as key value drivers.
8.4 Value of new life business statistics

	New production 2005			New production 2004
	Value of New	Present value of	VNB/PV	Value of New	Present value of	VNB/PV
In EUR million	Business	premiums	premiums	Business	premiums	premiums

Netherlands	95	2,667	3.6%	58	3,058	1.9%
Belgium (& Luxembourg)	36	1,748	2.1%	42	1,946	2.2%
Central Europe & Spain	94	2,475	3.8%	38	1,623	2.3%

Insurance Europe	226	6,890	3.3%	138	6,627	2.1%
U.S.[1]	172	18,571	0.9%	138	16,229	0.9%
Latin America	34	568	6.0%	35	462	7.6%

Insurance Americas[1]	207	19,139	1.1%	173	16,691	1.0%
Insurance Asia/Pacific	373	13,814	2.7%	321	6,714	4.8%

Total	805	39,843	2.0%	632	30,032	2.1%

1. 2004 excludes U.S. individual reinsurance business and Life of Georgia
8.5 Investment in new life business & acquisition expense overruns

	New production 2005		New production 2004
	Investment in new	Acquisition expense	Investment in new	Acquisition expense
In EUR million	business	overruns	business	overruns

Netherlands	147	1	158	6
Belgium (& Luxembourg)	45	2	42	3
Central Europe & Spain	122	7	100	18

Insurance Europe	313	10	300	28
U.S.	817	52	791	13
Latin America	104	13	85	9

Insurance Americas	920	65	876	22
Insurance Asia/Pacific	536	27	452	23

Total	1,770	103	1,628	73
8.6 New business production and value in developing markets1 by region

	New production 2005				New production 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Europe	191	178	69	16.6%	140	82	31	14.2%
Americas	216	216	34	12.6%	215	191	35	14.7%
Asia/Pacific	1,224	432	272	19.3%	717	374	201	13.2%

Total	1,631	826	375	17.4%	1,072	647	268	13.5%

1. The countries included as developing markets are: Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia, Russia (note Russia was added for 2004); Americas: Chile, Mexico, Peru; Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

Appendix 9. Information for shareholders
Shares and warrants
The average number of shares used for the calculation of net profit per share for 2005, was 2,169.5 million (2,125.3 million for 2004). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of December 2005 was 2,204.9 million (including 38.7 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) “A“ preference shares of EUR 1.20 nominal value outstanding at the end of December 2005 was 87.1 million. The dividend percentage for the “A” shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend was paid for the first time in 2005.
On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of December 2005 was 17.2 million.
In 2005, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 2,131.7 million (purchases and sales). The highest closing price was EUR 29.75, the lowest EUR 20.99; the closing price at the end of December 2005 was EUR 29.30.
Listing
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Important dates[1]
25 April 2006	Annual General Meeting of shareholders in Amsterdam
27 April 2006	ING share quoted ex-final dividend
11 May 2006	Publication of results first three months
10 August 2006	Publication of results first six months
11 August 2006	ING share quoted ex-interim dividend
9 November 2006	Publication of results first nine months
15 February 2007	Publication of annual results 2006
24 April 2007	Annual General Meeting of shareholders in Amsterdam
26 April 2007	ING share quoted ex-final dividend

1.	All dates shown are provisional. For further information see the Financial Calendar at www.ing.com

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/C. Blokbergen

C.Blokbergen
Corporate Legal, Compliance & Security Department
Head Legal Department
Dated: February 16, 2006